SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F    X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                  No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                  No    X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                  No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:  Press release, dated April 24, 2007, entitled “Announcement of 2006 Annual Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: April 25, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated April 24, 2007, entitled “Announcement of 2006 Annual Results.”

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Announcement of 2006 Annual Results

The Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December, 2006 as follows:

SUMMARY

The Board of Directors is please to announce the audited results of the Company for the year ended December 31, 2006.

Highlights include:

•	Sales increased to US$1.465M, up 25% from 2005

•	Revenue from 0.13µm and below technologies contributed about 50% of total wafer revenue

The Company has restated its financial statements for the years ended December 31, 2004 and 2005 as a result of the review of the accounting treatment for the Settlement Agreement (defined below) entered into with Taiwan Semiconductor Manufacturing Corporation (“TSMC”) in January 2005. The restatement was made because the Company determined that no value should be allocated to TSMC covenant not to sue for alleged trade secret misappropriation as contained in the Settlement Agreement, for the following main reasons:

–	TSMC had never specified or identified which trade secrets it claimed were misappropriated;

–	SMIC’s belief that TSMC’s alledged trade secrets may be obtained within the marketplace by other legal means;

–	the Settlement Agreement clearly stated that there was no admission of liability by either party;

–	there were no damages associated with the Settlement Agreement;

–	the Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

As a result of the restatement, the net income for 2004 increased from US$89M to US$96M and the net loss for 2005 increased from US$111M to US$114M. The results of the restatement also affected the previously published unaudited quarterly financials of the Company for the four quarters ended December 31, 2006, which should now be read subject to the audited financial statements of the Company for the year ended December 31, 2006. The total unaudited net loss for four quarters in 2006 was US$40M as compared to the audited net loss of US$44M.

Please refer to Notes 24 and 31 to the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 for further details.

This announcement is made pursuant to Rules 13.09(1) and 13.49(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements about the Outlook for 2007, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely and successful introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on Form 20-F filed with the SEC on June 29, 2006, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Business Review

In 2006, SMIC continued to grow its business despite a slowdown in the semiconductor industry in the early part of the year, thereby affirming SMIC’s business strategy.

Overview of Business Developments

Our operations continue to remain strong. At the end of 2006, we had increased our monthly capacity to 182,250 8-inch wafers per month. During 2006, our wafers shipped and sales increased from 1,347,302 8-inch wafers and US$1.2 billion in 2005 to 1,614,888 8-inch wafers and US$1.5 billion in 2006, representing a 20.2% and 25.1% increase, respectively. According to a leading IC industry market research company, we held 7% of the foundry market in 2006, which represents a growth rate of approximately 24%, one of the highest growth rate among the top 10 foundries.

We generated US$769.6 million in cash from operations in 2006 which represents a 18.8% increase from 2005. However, our depreciation expenses remain among the highest in the foundry industry. Furthermore, because we are a new foundry with only five years of commercial operations and continued to expand our capacity to meet the increasing capacity demands of our customers, our depreciation expense as a percentage of revenues remain one of the highest in the foundry industry.

Despite these high depreciation expenses, we believe that we will become profitable by improving our product mix, thereby increasing our average selling price. In 2006, 49.6% of our wafer sales were from products that utilized advanced technology of 0.13 micron and below. Revenues generated from 0.13 micron and below technology nodes as a percentage of our logic revenues increased from 23.4% in 2005 to 26.8% in 2006. We expect that this upward trend will continue for the rest of 2007 as some of our fabless and IDM customers are migrating a significant portion of their products to the 0.13 micron and below technology nodes.

Customers and Markets

We target a diversified and global customer base, consisting of leading IDMs, fabless semiconductor companies, and systems and other companies and seek to maintain our leadership position in China.

Overall in 2006, we engaged 73 new customers, bringing the total number of our customers to 330. For 2006, our revenue by region was led by North America at 41.3%, then Europe at 30.0%, then Asia Pacific (excluding Japan) at 21.9%, and Japan at 6.8%. These customers participate in the consumer, communications or computer market segments. We intend to maintain a diversified customer mix in terms of end-market applications, processes, and geographical focus in order to manage our exposure to each market segment.

We seek to maintain our leadership position in the semiconductor industry in China by exploiting our first mover advantage to capture the growing China IC industry. According to Semico, semiconductor marketing and consulting research company. China’s IC consumption has registered a compound annual growth rate of 33% since 2000, and reached US$58.4 billion in IC consumption in 2006. IC Insights, a provider of market research and analysis reports and services for the semiconductor industry, expects that by 2010, China’s IC market is projected to more than triple and estimated to reach US$124 billion in terms of overall consumption. The main types of products driving this demand relate to communication ICs (i.e., 3G) and smart phones, digital television, MP3, wireless LAN, CPU and DSP.

At the same time, the gap between the domestic demand for integrated circuits in China and the domestic supply continues to increase. At present, China’s domestic manufacturers can only meet less than 7% of its IC demand, representing a gap between domestic supply and demand, of almost US$38 billion. IC Insights expects that this gap will increase to almost US$112 billion by 2010.

We believe that by establishing our company as a key foundry partner to local semiconductor companies at an early stage of their development, we will be well positioned to take advantage of the potential semiconductor growth in China. In 2006, our Mainland Chinese customers represented an area of growth as we engaged 43 new customers. Among the new products we manufactured for these companies include the first 3G baseband chips for TD-SCDMA and WCDMA, mobile phone application processor, digital satellite receiver chip for set-top box, China-standard (CDMB-T/H) digital terrestrial receiver chip for TV and PCTV, video processor for HDTV and MP3/MP4 multimedia consumer electronics. We expect that the percentage of revenue from our Mainland Chinese customers will increase in 2007 as more of these customers commence commercial production. We are also working closely with our customers to migrate their products to more advanced technology nodes in order for the customers to reap benefits of economies of scale at these technology nodes.

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.

Capacity Expansion Plans

We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers. In 2006, our capital expenditures were approximately US$889.9 million and we recorded depreciation and amortization costs of US$896.1 million. We currently expect that our capital expenditures in 2007 will be approximately US$720 million.

We plan to use this capital expenditure mainly to ramp up our fabs in Beijing, Shanghai, and Tianjin. We are scheduling that by the end of 2007, our monthly capacity will be 193,000 8-inch wafer equivalents. In addition, we have entered into management contracts to provide management services to wafer fabs in Chengdu and Wuhan.

Research and Development

The semiconductor industry is characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$94.1 million in 2006 on research and development expenses, which represented 6.4% of our sales. We employ over 500 research and development personnel, combining experienced semiconductor engineers with advanced degrees from leading universities around the world with top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future. We are also developing our 65 nanometer technology with one of the top fabless companies in the world.

Joint Ventures

We have established numerous joint ventures in order to expand our service offerings to our customers. In July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd. Toppan SMIC Electronics (Shanghai) Co. Ltd. is a joint venture in Shanghai for the manufacture of on-chip filters and micro-lenses for image sensors and began mass production in January of 2006.

Our assembly and testing facility in Chengdu, China with United Test and Assembly Center Ltd. began pilot production in the fourth quarter of 2005. We have begun to provide full-turn-key services in 2006, and will continue ramping up in 2007.

We also planned to invest in a wafer reclamation project in Shanghai to produce solar power modules. One of the keys to this wafer reclamation project will be the supply of polysilicon. We are currently discussing the possibility of establishing a facility to manufacture polysilicon to meet the needs of our solar power project as well as the needs of other solar power companies.

Material Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:

•	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

•

TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to 0.15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover 0.13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July 31, 2005). Excluding the 0.13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

•

The Company is required to deposit certain Company materials relating to 0.13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

•	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.

Accounting under the Settlement Agreement:

Restatement of 2004 and 2005 Financials

As a result of review of the accounting treatment for the Settlement Agreement, the Company determined that errors were made in the identification and classification of the components of payment. The Company previously recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the patent license portfolio and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both prior and subsequent to the settlement date.

This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statements from $23.2 million to $16.7 million in 2004 and increasing a deferred cost associated with patent license portfolio from $134.8 million to $141.3 million. This correction also impacted the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the covenant not to sue.

In addition, the Company corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangible to a component of cost of sales.

See Note 32 to Notes to the Consolidated Financial Statements included with this Annual Report for a more detailed description of the impact of the effects of correcting these errors. See also the section titled “Current Accounting” below for a description of the accounting treatment for the Settlement Agreement set forth in the Company’s financial statements that are included with this Annual Report.

Current Accounting

In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement - settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company cites the following:

•	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

•	The settlement agreement required all parties to bear their own legal costs;

•	There were no other damages associated with the Settlement Agreement;

•	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

•	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

•	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.

In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.

As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the US$175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of US$158 million. This amount was then allocated to the pre-and post-settlement periods based on relative fair value, as further described below.

Based on this approach, US$16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining US$141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

Valuation of Deferred Cost:

The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.

The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:

a)	Existing third-party license agreements with SMIC;

b)	The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c)	The analysis of comparable industry royalty rates related to semiconductor fabrication.

On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.

As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

Outlook for 2007

Our main focus in 2007 will be to expand our technology offerings and wafer capacity in a fiscally disciplined manner. Continuous improvement in performance and yield enables expansion of our product mixture in more advanced nodes of 90 nanometer and finer line technologies. Our capital expenditure target for 2007 of approximately US$720 million is based on anticipated customer demand for our services this year and beyond.

Management Discussion and Analysis

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2004, 2005 and 2006 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2002 and 2003, is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with United States generally accepted accounting principles (the “U.S. GAAP”).

Note: The Company has re-stated its 2005 and 2004 financial statements. (Please see notes 24 and 31).

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$50,315	$365,824	$974,664	$1,171,319	$1,465,323
Cost of sales(1)	105,238	359,779	716,225	1,105,134	1,338,155
Gross profit (loss)	(54,923)	6,045	258,439	66,185	127,168

Operating expenses:
Research and development	38,254	34,913	74,113	78,865	94,171
General and administrative	18,351	29,705	54,038	35,701	47,365
Selling and marketing	4,776	10,711	10,384	17,713	18,231
Litigation settlement	—	—	16,695	—	—
Amortization of acquired intangible assets	—	3,462	14,368	20,946	24,393
Income from sale of plant and equipment and other fixed assets	—	—	—	—	(43,122)
Total operating expenses (income), net	61,381	78,791	169,598	153,223	141,038
Income (loss) from operations	(116,304)	(72,746)	88,841	(87,040)	(13,870)

Other income (expenses):
Interest income	10,980	5,616	10,587	11,356	14,916
Interest expense	(176)	(1,425)	(13,698)	(38,784)	(50,926)
Foreign currency exchange gain (loss)	247	1,523	8,218	(3,355)	(21,912)
Other, net	2,650	888	2,441	4,462	1,821
Total other income (expense), net	13,701	6,602	7,548	(26,322)	(56,101)
(Loss) Income before income tax	(102,603)	(66,144)	96,389	(113,362)	(69,971)
Income tax credit (expense)	—	—	(186)	(285)	24,928
Minority interest	—	—	—	251	(19)
Loss from equity investment	—	—	(1,379)	(1,379)	(4,201)
Net (loss) income before cumulative effect of a change in accounting principle	(102,603)	(66,144)	96,203	(114,775)	(49,263)
Cumulative effect of a change in accounting principal	—	—	—	—	5,154
Net (loss) income	(102,603)	(66,144)	96,203	(114,775)	(44,109)
Deemed dividend on preference shares(2)	—	37,117	18,840	—	—
Income (loss) attributable to holders of ordinary shares	$(102,603)	$(103,261)	$77,363	$(114,775)	$(44,109)
Income (loss) per share, basic	$(1.27)	$(1.14)	$0.01	$(0.00)	$(0.00)
Income (loss) per share, diluted	$(1.27)	$(1.14)	$0.00	$(0.00)	$(0.00)
Shares used in calculating basic income (loss) per share(3)(4)	80,535,800	90,983,200	14,199,163,517	18,184,429,255	18,334,498,923
Shares used in calculating diluted income (loss) per share(3)(4)	80,535,800	90,983,200	17,934,393,066	18,184,429,255	18,334,498,923

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.
(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2001, 2002 and 2003, basic income (loss) per share did not differ from diluted loss per share.
(4)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of its ordinary shares in March 2004 (the “Global Offering”).

	As of December 31,
	2002	2003	2004	2005	2006
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$91,864	$445,276	$607,173	$585,797	$363,620
Short-term investments	27,709	27,165	20,364	13,796	57,951
Accounts receivable, net of allowances	20,110	90,539	169,188	241,334	252,185
Inventories	39,826	69,924	144,018	191,238	275,179
Total current assets	185,067	680,882	955,418	1,047,465	1,049,666
Land use rights, net	49,354	41,935	39,198	34,768	38,323
Plant and equipment, net	1,290,910	1,523,564	3,311,925	3,285,631	3,244,401
Total assets	1,540,078	2,290,506	4,384,276	4,586,633	4,541,292
Total current liabilities	263,655	325,430	723,871	896,038	677,362
Total long-term liabilities	405,432	479,961	544,462	622,497	817,710
Total liabilities	669,087	805,391	1,268,333	1,518,535	1,495,072
Minority Interest	—	—	—	38,782	38,800

Stockholders’ equity	$870,991	$1,485,115	$3,115,942	$3,029,316	$3,007,420

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in US$ thousands, except for percentages and operating data)
Cash Flow Data:
Net income (loss)	$(102,603)	$(66,145)	$96,203	$(114,775)	$(49,263)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	84,537	233,905	456,961	769,472	919,616
Net cash provided by (used in) operating activities	(48,802)	114,270	518,662	648,105	776,107
Purchases of plant and equipment	(761,704)	(453,097)	(1,838,773)	(872,519)	(882,580)
Net cash used in investing activities	(751,144)	(454,498)	(1,826,787)	(859,652)	(917,369)
Net cash provided by financing activities	712,925	693,497	1,469,764	190,364	(74,440)
Net increase (decrease) in cash and cash equivalents	$(87,056)	$353,412	$161,896	$(21,376)	$(222,177)
Other Financial Data:
Gross margin	-109.2%	1.7%	26.5%	5.7%	8.7%
Operating margin	-231.2%	-19.9%	9.1%	-7.4%	-0.9%
Net margin	-203.9%	-18.1%	9.9%	-9.8%	-3.0%
Operating Data:
Wafers shipped (in units):
Total(1)	82,486	476,451	943,463	1,347,302	1,614,888
ASP (in US$)(2):	610	768	1,033	869	907

(1)	Including logic, DRAM, copper interconnects and all other wafers.
(2)	Total sales/total wafers shipped.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales

Sales increased by 25.1% from US$1,171.3 million for 2005 to US$1,465.3 million for 2006, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 19.9%, from 1,347,302 8-inch wafer equivalents to 1,614,888 8-inch wafer equivalents, between these two periods. The average selling price of the wafers the Company shipped increased by 4.4% from US$869 per wafer to US$907 per wafer. The percentage of wafer revenues that used 0.13 micron and below process technology increased from 40.6% to 49.6% between these two periods.

Cost of sales and gross profit (loss)

The cost of sales increased by 21.1% from US$1,105.1 million for 2005 to US$1,338.2 million for 2006. This increase was primarily due to the significant increase in sales volume, depreciation expenses as the Company installed new equipment to increase its capacity, and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped and a product mix shift.

The Company had a gross profit of US$127.2 million for 2006 compared to a gross profit of US$66.2 million in 2005. Gross margins were 8.7% in 2006 compared to 5.7% in 2005. The increase in gross margins was primarily due to a higher blended ASP and a product mix shift.

Operating income, expenses and loss from operations

Operating expenses decreased by 8.0% from US$153.2 million for 2005 to US$141.0 million for 2006 primarily due to an increase in depreciation and amortization expense costs associated with research and development, and foreign exchange loss. Meanwhile, the Company incurred an income from sale of plant and equipments of US$43.1 million in 2006.

As a part of the settlement with TSMC, as described in “Note 11. – Acquired intangible assets, net” and “Note 25. – Litigation”, the amortization of acquired intangible assets increased from US$41.3 million for 2005 to US$51.2 million for 2006.

Research and development expenses increased by 19.4% from US$78.9 million for 2005 to US$94.2 million for 2006. This increase in research and development expenses resulted primarily from an increase in depreciation and amortization costs associated with research and development, 65nm research and development activities.

General and administrative expenses increased by 32.7% to US$47.4 million for 2006 from US$35.7 million for 2005, primarily due to an increase in bad debt, tax related expenses, and foreign exchange loss.

Selling and marketing expenses increased by 2.9% from US$17.7 million for 2005 to US$18.2 million for 2006, primarily due to an increase in sales and marketing personnel.

As a result, the Company’s loss from operations was US$13.9 million in 2006 compared to loss from operations of US$87.0 million in 2005. Operating margin was negative 0.9% and 7.4%, respectively, for these two years.

Other income (expenses)

Other expenses increased from US$26.3 million in 2005 to a US$56.1 million in 2006. This increase was primarily attributable to the increase in interest expense from US$38.8 million in 2005 to US$51.0 million in 2006, and the increase in foreign exchange loss from US$3.4 million in 2005 to US$21.9 million in 2006. This increase of the interest expense was primarily due to the increases in borrowing and the costs of borrowing.

Net income (loss)

Due to the factors described above, the Company had a net loss of US$44.1 million in 2006 compared to a net loss of US$114.8 million for 2005.

Bad debt provision

The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made (reversed) in 2004, 2005, and 2006 amounted to US$1.0 million, US$(0.01) million, and US$3.0 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Deemed dividends on preference shares

As of December 2006 and 2005, the Company did not record any deemed dividends on preference shares.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2006, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1-2 years	3-5 years	After 5 years
	(consolidated) (in US$ thousands)
Short-term borrowings	$71,000	$71,000	$—	$—	$—
Long-term debt
Secured long-term loans	890,368	170,797	290,447	429,124	—
Operating lease obligations(1)	3,460	377	163	214	2,706
Purchase obligations(2)	611,543	611,543	—	—	—
Investment commitments(3)	29,260	29,260
Other long-term obligations(4)	146,500	43,000	40,000	63,500	—

Total contractual obligations	$1,752,073	$925,954	$330,604	$492,809	$2,706

(1)	Represents our obligations to make lease payments to use the land on which our fabs are located in Shanghai and other office equipment we have leased.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)	Represents commitments to invest in certain joint venture projects.

(4)	Includes the settlement with TSMC for an aggregate of US$175 million payable in installments over six years and the other long-term liabilities relating to certain license agreements.

As of December 31, 2006, the Company’s outstanding long-term liabilities primarily consisted of US$890.37 million in secured bank loans, which are repayable in installments commencing in May 2006, with the last payment in November 2010.

2001 Loan Facility (SMIC Shanghai)

In December 2001, the Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan ranges from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. The interest expense incurred in 2006, 2005, and 2004 was US$6.6 million, US$16.5 million, and US$14.0 million, respectively, of which US$0.8 million, US$3.6 million, and US$6.4 million was capitalized as additions to assets under construction in 2006, 2005, and 2004, respectively.

As part of the same long-term loan arrangements, SMIC Shanghai had a RMB denominated line of credit of RMB396,960,000 (approximately US$48.0 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIC Shanghai had fully drawn on this line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9,593,289. The interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005 and 2004 was US$1.6 million and US$2.5 million, respectively, of which US$0.4 million and US$1.1 million was capitalized as additions to assets under construction in 2005 and 2004, respectively. As of December 31, 2006 and 2005, this facility was fully repaid.

These long-term loan agreements contained certain financial covenants which initially were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from January 2004 and subsequently were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below.

2004 Loan Facility (SMIC Shanghai)

In January 2004, SMIC Shanghai entered into the second phase USD denominated long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2005 and 2004, SMIC Shanghai had fully drawn down on this loan facility. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. The interest expense incurred in 2006, 2005 and 2004 was US$7.2 million, US$12.5 million and US$3.9 million, of which US$0.9 million, US$2.7 million and US$nil were capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively.

In connection with the second phase long-term facility arrangement, SMIC Shanghai has a RMB denominated line of credit of RMB235,678,000 (US$28,476,030). As of December 31, 2004, SMIC Shanghai has no borrowings on this line of credit. In 2005, SMIC Shanghai fully utilized and then repaid in full prior to December 31, 2005. The interest expenses incurred in 2005 was US$0.03 million.

These long-term loan agreements contained certain financial covenants which were superceded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from June 2006 as described below.

2006 Loan Facility (SMIC Shanghai)

In June 2006, SMIC Shanghai entered into a new USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. As of December 31, 2006, SMIC Shanghai had drawn down US$393.0 million from this facility. The remaining facility amount is available for drawdown until December 2007. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2006, SMIC Shanghai had repaid US$23.6 million according to the repayment schedule and had early repaid US$95.0 million. The interest rate on the loan ranged from 6.46% to 6.72%. The interest expense incurred ended December 31, 2006 was US$13.5 million, of which US$1.6 million was capitalized as additions to assets under construction in 2006.

The total outstanding balance of these long-term facilities is collateralized by certain plant and equipment at the original cost of US$1,889.1 million as of December 31, 2006. The registration of the mortgage was in process as of December 31, 2006.

The long term loan agreement entered into in June 2006 contains the following covenants:

Financial covenants for the Borrower including:

1.	Consolidated Tangible Net Worth of no less than US$1,200 million;

2.	Consolidated Total Borrowings to Consolidated Tangible Net Worth of:

(a)	no more than 60% for periods up to and including 31 December 2008; and

(b)	no more than 45% thereafter;

3.	Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x.

4.	Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Financial covenants for the Guarantor including:

1.	Consolidated Tangible Net Worth of no less than US$2,300 million;

2.	Consolidated Net Borrowings to Consolidated Tangible Net Worth of:

(a)	no more than 50% for period up to and including June 30, 2009;

(b)	no more than 40% thereafter.

3.	Consolidated Net Borrowings to trailing four quarters EBITDA of:

(a)	no more than 1.50x for periods up to and including June 30, 2009;

(b)	no more than 1.30x thereafter.

SMIC Shanghai has met these covenants as of December 31, 2006.

In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of December 31, 2006, SMIC Beijing had fully drawn-down US$600.0 million on this loan facility. The interest rate on this loan facility in 2006 ranged from 6.26% to 7.17%. The principal amount is repayable starting in December 2007 in six semi-annual installments. The interest expense incurred in 2006 and 2005 was US$28.5 million and US$4.0 million, of which US$0.5 million and US$0.9 million was capitalized as additions to assets under construction in 2006 and 2005, respectively.

The total outstanding balance of SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,058.4 million as of December 31, 2006.

Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:

•

[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory - increase in accounts payable and advanced receipts)]/financial expenses < 1; and

•

(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafer per month); and (Total liability - borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

As of December 31, 2006, SMIC Beijing had a capacity of 25,000 12-inch wafers per month. SMIC Beijing has an exemption period from December 28, 2006 to June 30, 2007.

On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The drawdown period of the facility ends on the earlier of (i) twenty months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. As of December 31, 2006, SMIC Tianjin had drawdown EUR15.1 million and repaid the first two installments with an aggregated amount of EUR3.0 million. As of December 31, 2006, the remaining balance is EUR12.1 million, with the US dollar equivalent of US$15.9 million. The interest rate on the loan ranged from 3.41% to 3.95%. The interest expense incurred in 2006 was US$0.3 million of which US$0.07 million was capitalized additions to assets under construction in 2006.

The total outstanding balance of the facility is collateralized by SMIC Tianjin’s certain plant and equipment at the original cost of EUR 17.8 million as of December 31, 2006.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company met these covenants as of December 31, 2006.

Short-term Credit Agreements

As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities up to US$474.0 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down US$71.0 million under these credit agreements and US$403.0 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2006 was US$8.5 million. The interest rate on the loans ranged from 3.62% to 6.52% in 2006.

The Company has accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under the Company’s 2001 employee stock option plans (the “Stock Option Plans”). At December 31, 2006, 2005, and 2004, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil, US$nil, and US$391,375, respectively. In 2005, the Company collected US$391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

Capitalized Interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$4.8 million, US$7.6 million and US$7.5 million, net of government subsidies of US$22.3 million, US$4.0 million and US$nil in 2006, 2005 and 2004, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2006, 2005, and 2004, the Company recorded amortization expenses relating to the capitalized interest of US$4.7 million, US$3.3 million, and US$1.7 million, respectively.

Commitments

As of December 31, 2006, the Company had commitments of US$75.1 million for facilities construction obligations for the facility in Chengdu and the Beijing, Tianjin, and Shanghai fabs, and US$536.4 million to purchase machinery and equipment for the testing facility in Chengdu and the Beijing, Tianjin and Shanghai fabs. As of December 31, 2006, the Company had total commitments of US$29.26 million to invest in a certain joint venture project. The Company expects to complete the cash injection of this project in 2007.

Debt to Equity Ratio

As of December 31, 2006, the Company’s debt to equity ratio was 32% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

Consolidated Balance Sheets

(In US dollars, except share data)

		December 31,
	Notes	2006	2005	2004
			(As Restated, see Note 31)	(As Restated, see Note 31)
ASSETS
Current assets:
Cash and cash equivalents		$363,619,731	$585,796,887	$607,172,570
Short-term investments	6	57,950,603	13,795,859	20,364,184
Accounts receivable, net of allowances of $4,048,845 in 2006, $1,091,340 in 2005 and $1,105,165 in 2004	5	252,184,975	241,333,914	169,188,287
Inventories	7	275,178,952	191,237,636	144,017,852
Prepaid expense and other current assets		20,766,945	9,810,591	12,842,994
Receivable for sale of manufacturing equipments		70,544,560	5,490,000	—
Assets held for sale	8	9,420,729	—	1,831,972
Total current assets		1,049,666,495	1,047,464,887	955,417,859
Land use rights, net	9	38,323,333	34,767,518	39,197,774
Plant and equipment, net	10	3,244,400,822	3,285,631,131	3,311,924,599
Acquired intangible assets, net	11	71,692,498	80,667,737	77,735,299
Deferred cost, net	24	94,183,034	117,728,792	—
Equity investment	12	13,619,643	17,820,890	—
Other long-term prepayments		4,119,433	2,552,407	—
Deferred tax assets	17	25,286,900

TOTAL ASSETS		$4,541,292,158	$4,586,633,362	$4,384,275,531

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13	$309,129,199	$262,318,432	$364,333,613
Accrued expenses and other current liabilities		97,121,231	92,916,030	76,399,187
Short-term borrowings	15	71,000,000	265,481,082	91,000,000
Current portion of promissory note	14	29,242,001	29,242,001	—
Current portion of long-term debt	15	170,796,968	246,080,580	191,986,372
Income tax payable		72,417	—	152,000
Total current liabilities		677,361,816	896,038,125	723,871,172
Long-term liabilities:
Promissory note	14	77,601,657	103,254,436	—
Long-term debt	15	719,570,905	494,556,385	544,462,074
Long-term payables relating to license agreements	16	16,992,950	24,686,398	–
Other long term liabilities		3,333,333	—	—
Deferred tax liabilities	17	210,913	—	—

Total long-term liabilities		817,709,758	622,497,219	544,462,074

Total liabilities		1,495,071,574	1,518,535,344	1,268,333,246

Commitments	21
Minority interest		38,800,666	38,781,863	—

Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 authorised in 2006, 2005 and 2004, shares issued and outstanding 18,432,756,463 in 2006, 18,301,680,867 in 2005 and 18,232,179,139 in 2004, respectively	18	7,373,103	7,320,673	7,292,872
Warrants	19	32,387	32,387	32,387
Additional paid-in capital		3,288,733,078	3,291,407,448	3,289,724,885
Notes receivable from stockholders	19	—	—	(391,375)
Accumulated other comprehensive income		91,840	138,978	387,776
Deferred share-based compensation		—	(24,881,919)	(51,177,675)
Accumulated deficit		(288,810,490)	(244,701,412)	(129,926,585)
Total stockholders’ equity		3,007,419,918	3,029,316,155	3,115,942,285

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,541,292,158	$4,586,633,362	$4,384,275,531

Net current assets		$372,304,679	$151,426,762	$231,546,687

Total assets less current liabilities		$3,863,930,342	$3,690,595,237	$3,660,404,359

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In US dollars, except share data)

		Year ended December 31,
	Notes	2006	2005	2004
Sales	22	$1,465,322,867	$1,171,318,735	$974,664,696
Cost of sales	2	1,338,155,004	1,105,133,544	716,225,372
Gross profit		127,167,863	66,185,191	258,439,324

Operating expenses and income:
Research and development	2	94,170,750	78,865,306	74,113,116
General and administrative	2	47,364,533	35,700,768	54,038,382
Selling and marketing	2	18,231,048	17,713,228	10,383,794
Litigation settlement	24	—	—	16,694,741
Amortization of acquired intangible assets	2	24,393,561	20,946,051	14,368,025
Income from sale of plant and equipment and other fixed assets	10	(43,121,929)	—	—

Total operating expenses (income), net		141,037,963	153,223,353	169,598,058

(Loss) income from operations	27	(13,870,100)	(87,040,162)	88,841,266
Other income (expense):
Interest income		14,916,323	11,355,972	10,587,244
Interest expense		(50,926,084)	(38,784,323)	(13,697,894)
Foreign currency exchange (loss) gain		(21,912,234)	(3,355,279)	8,217,567
Others, net		1,821,337	4,461,925	2,441,057
Total other (expense) income, net		(56,100,658)	(26,321,705)	7,547,974
(Loss) income before income tax		(69,970,758)	(113,361,867)	96,389,240
Income tax credit (expense)	17	24,927,744	(284,867)	(186,044)
Minority interest		(18,803)	251,017	—
Loss from equity investment	12	(4,201,247)	(1,379,110)	—
Net (loss) income before cumulative effect of a change in accounting principle		(49,263,064)	(114,774,827)	96,203,196
Cumulative effect of a change in accounting principle	3	5,153,986	—	—

Net (loss) income		$(44,109,078)	$(114,774,827)	$96,203,196

Deemed dividends on preference shares	29	—	—	18,839,426
(Loss) income attributable to holders of ordinary shares		$(44,109,078)	$(114,774,827)	$77,363,770
On the basis of net loss before accounting change per share, basic	20	$(0.00)	$(0.01)	$0.01
On the basis of net loss before accounting change per share, diluted	20	$(0.00)	$(0.01)	$0.00
Cumulative effect of an accounting change per share, basic and diluted	20	$0.00	$—	$—
(Loss) income per share, basic	20	$(0.00)	$(0.01)	$0.01
(Loss) income per share, diluted	20	$(0.00)	$(0.01)	$0.00
Shares used in calculating basic (loss) income per share	20	18,334,498,923	18,184,429,255	14,199,163,517

Shares used in calculating diluted (loss) income per share	20	18,334,498,923	18,184,429,255	17,934,393,066

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

Preference shares

	Series A convertible shares Share	Series A-1 non- convertible shares Amount	Series A-2 convertible shares Share	Series B convertible shares Amount	Series C convertible shares Share	Series D convertible shares Amount	Ordinary Share	Amount	Subscription Additional Paid-in Share	Notes receivable from Amount	Accumulated receivables from Share	other comprehensive Amount
Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940	181,718,858	72,688	7,142,857	2,857
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38,286
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	365
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300	—	—	—	—
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)	(181,718,858)	(72,688)	(103,771,428)	(41,508)
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—
Net income [1]	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2004	—	—	—	—	—	—	—	—	—	—	—	—
Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Net loss [1]	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2005	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation adjustment	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of stock compensation	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—	—	—	—
Net loss [1]	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Realized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—
Balance at December 31, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

	Deferred stock compensation, Share	Accumulated Amount	Total stockholders Warrants	Comprehensive capital	stockholders	stockholders	income (loss)	net	deficit	equity	income (loss)
Balance at December 31, 2003	242,595,000	97,038	37,839,931	1,835,820,085	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	(65,974,677)
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	27,663,780	308,141,738	—	—	—	—	—	335,843,804
Issuance of Series D preference shares in exchange for software licenses	—	—	—	5,059,891	—	—	—	—	—	5,060,256
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	2,739,553	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	—	—	45,085	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	14,927,787,480	5,971,115	(65,373,769)	59,917,012	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	3,030,303,000	1,212,121	—	1,015,647,030	—	—	—	—	—	1,016,859,151
Redemption of Series A-1 preference shares	—	—	—	—	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	136,640	55	(97,555)	17,910	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	23,957,830	9,583	—	5,212,597	—	—	—	—	—	5,222,180
Exercise of stock options	20,766,689	8,307	—	1,590,804	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	(13,367,500)	(5,347)	—	(851,592)	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	—	—	—	(60,811)	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	—	—	—	—	105,420,031	—	—	—	—	105,420,031
Collection of note receivables from employees	—	—	—	—	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	—	—	37,606,157	—	—	—	(10,595,079)	—	27,011,078
Deemed dividend on preference shares	—	—	—	18,839,426	—	—	—	—	(18,839,426)	—	—
Net income [1]	—	—	—	—	—	—	—	—	96,203,196	96,203,196	$96,203,196
Foreign currency translation adjustments	—	—	—	—	—	—	256,391	—	—	256,391	256,391
Unrealized loss on investments	—	—	—	—	—	—	(68,442)	—	—	(68,442)	(68,442)
Balance at December 31, 2004	18,232,179,139	7,292,872	32,387	3,289,724,885	—	(391,375)	387,776	(51,177,675)	(129,926,585)	3,115,942,285	$96,391,145
Net profit of a subsidiary attributable to minority interest upon injection	—	—	—	(32,880)	—	—	—	—	—	(32,880)
Exercise of stock options	75,617,262	30,247	—	2,371,933	—	—	—	—	—	2,402,180
Repurchase of restricted ordinary shares	(6,115,534)	(2,446)	—	(96,583)	—	—	—	—	—	(99,029)
Collection of note receivables from employees	—	—	—	—	—	391,375	—	—	—	391,375
Deferred stock compensation, net	—	—	—	(559,907)	—	—	—	26,295,756	—	25,735,849
Net loss [1]	—	—	—	—	—	—	—	—	(114,774,827)	(114,774,827)	$(114,774,827)
Foreign currency translation adjustments	—	—	—	—	—	—	(192,246)	—	—	(192,246)	(192,246)
Unrealized loss on investments	—	—	—	—	—	—	(56,552)	—	—	(56,552)	(56,552)
Balance at December 31, 2005	18,301,680,867	$7,320,673	$32,387	$3,291,407,448	$—	$—	$138,978	$(24,881,919)	$(244,701,412)	$3,029,316,155	$(115,023,625)
Exercise of stock options	132,744,596	53,098	—	3,912,210	—	—	—	—	—	3,965,308
Repurchase of restricted ordinary shares	(1,669,000)	(668)	—	(57,522)	—	—	—	—	—	(58,190)
Deferred stock compensation adjustment	—	—	—	(24,881,919)	—	—	—	24,881,919	—	—
Amortization of stock compensation	—	—	—	23,506,847	—	—	—	—	—	23,506,847
Cumulative effect of a change in accounting principle	—	—	—	(5,153,986)	—	—	—	—	—	(5,153,986)
Net loss [1]	—	—	—	—	—	—	—	—	(44,109,078)	(44,109,078)	(44,109,078)
Foreign currency translation adjustments	—	—	—	—	—	—	(16,885)	—	—	(16,885)	(16,885)
Realized loss on investments	—	—	—	—	—	—	(30,253)	—	—	(30,253)	(30,253)
Balance at December 31, 2006	18,432,756,463	$7,373,103	$32,387	$3,288,733,078	$—	$—	$91,840	$—	$(288,810,490)	$3,007,419,918	$(44,156,216)

[1]	As restated. See Note 31, “Restatements” in the notes to consolidated financial statements for related discussions.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In US dollars, except share data)

	Year ended December 31,
	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Operating activities:
(Loss) income attributable to holders of ordinary shares	$(44,109,078)	$(114,774,827)	$77,363,770

Less: Cumulative effect of a change in accounting principle	(5,153,986)	—	—
Add: Deemed dividends on preference shares	—	—	18,839,426
Net (loss) income	(49,263,064)	(114,774,827)	96,203,196
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	18,803	(251,017)	—
Gain on disposal of plant and equipment	(43,121,929)	(3,001,881)	(733,822)
Depreciation and amortization	919,616,493	769,471,853	456,960,522
Non-cash interest expense on promissory note and long-term payable relating to license agreements	5,702,607	5,395,177	—
Amortization of acquired intangible assets	24,393,561	20,946,051	14,368,025
Share-based compensation	23,506,847	25,735,849	27,011,078
Loss from equity investment	4,201,247	1,379,110	—
Changes in operating assets and liabilities:
Accounts receivable, net	(10,851,061)	(72,145,627)	(78,649,770)
Inventories	(83,941,316)	(47,219,784)	(74,093,973)
Prepaid expense and other current assets	(8,926,442)	(5,172,942)	2,551,664
Accounts payable	24,705,615	26,425,817	49,235,998
Accrued expenses and other current liabilities	(14,722,249)	41,469,028	25,657,519
Income tax payable	72,417	(152,000)	152,000
Other long term liabilities	3,333,333	—	—
Deferred tax assets	(25,286,900)	—	—
Deferred tax liabilities	210,913	—	—

Net cash provided by operating activities	769,648,875	648,104,807	518,662,437

Investing activities:
Purchase of plant and equipment	(882,580,833)	(872,519,397)	(1,838,773,389)
Proceeds from government grant to purchase plant and equipment	2,208,758	18,538,886	—
Proceeds from disposal of plant and equipment	4,044,702	11,750,109	1,343,003
Proceeds received from sale of assets held for sale	12,716,742	6,434,115	8,215,128
Purchase of acquired intangible assets	(9,573,524)	(11,167,883)	(7,307,996)
Purchase of short-term investments	(135,058,817)	(19,817,525)	(66,224,919)
Purchase of equity investment	—	(19,200,000)	—
Sale of investments held to maturity	—	—	3,004,724
Sale of short-term investments	90,873,820	26,329,298	72,957,324

Net cash used in investing activities	(917,369,152)	(859,652,397)	(1,826,786,552)

Financing activities:
Proceeds from short-term borrowings	255,003,999	394,158,994	91,000,000
Repayment of short-term borrowings	(449,485,081)	(219,677,912)	—
Repayment of note payable to stockholder for land use rights	—	—	(12,778,797)
Proceeds from long-term debt	785,344,546	253,432,612	256,487,871
Repayment of long-term debt	(635,613,638)	(249,244,093)	—
Repayment of promissory note	(30,000,000)	(30,000,000)	(15,000,000)
Payment of loan initiation fee	(3,596,938)	—	—
Proceeds from issuance of Series D convertible preference shares	—	—	30,000,000
Proceeds from issuance of ordinary shares from initial public offering	—	—	1,016,859,151
Collection of subscription receivables, net	—	—	105,420,031
Proceeds from exercise of employee stock options	3,907,118	2,303,151	681,339
Collection of notes receivables from employees	—	391,376	35,245,774
Change in deposits received from stockholders	—	—	(38,151,407)
Proceeds from minority investor (note 1)	—	39,000,025	—

Net cash (used in) provided by financing activities	(74,439,994)	190,364,153	1,469,763,962

Effect of exchange rate changes	(16,885)	(192,246)	256,389
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(222,177,156)	(21,375,683)	161,896,236
CASH AND CASH EQUIVALENTS, beginning of year	585,796,887	607,172,570	445,276,334

CASH AND CASH EQUIVALENTS, end of year	$363,619,731	$585,796,887	$607,172,570

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$164,409	$436,867	$34,044
Interest paid	$46,808,533	$47,113,456	$20,104,223

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Note payable waived by stockholder in exchange for land use rights	$—	$—	$(14,239,246)
Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	$—	$—	$278,180,024
Issuance of Series D convertible preference share warrants	$—	$—	$27,663,780
Series D convertible preference shares issued in exchange for certain software licenses	$—	$—	$5,060,256
Series B convertible preference shares issued in exchange for acquired intangible assets	$—	$—	$2,739,853
Series B convertible preference shares issued to a service provider	$—	$—	$45,090
Conversion of preference shares into ordinary shares upon initial public offering	$—	$—	$5,971,115
Ordinary shares and warrants issued to a service provider	$—	$—	$(79,590)
Ordinary shares issued in exchange for equipment	$—	$—	$5,222,180
Ordinary and preference shares issued in exchange for employee note receivable	$—	$—	$(388,924)
Inception of accounts payable for plant and equipment	$(165,828,795)	$(143,723,643)	$(272,164,643)
Issuance of promissory note for acquired intangible assets	$—	$(132,496,437)	$—
Inception of long-term payable for acquired intangible assets	$(16,992,950)	$(24,686,398)	$—

Inception of other receivable for sales of manufacturing equipment	$70,544,560	$5,490,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2006 include the following:

		Place and date of incorporation/ Attributable equity
Name of company	establishment	interest held	Principal activity
Garrison Consultants Limited	Samoa April 5, 2000	100%	Provision of consultancy services
(“Garrison”)

Better Way Enterprises Limited	Samoa April 5, 2000	100%	Provision of marketing related activities
(“Better Way”)

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Commercial Shanghai Limited Company (formerly SMIC Consulting Corporation)*	The PRC September 30, 2003	100%	Operation of a convenience store

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	The PRC, November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation (“AT”)	Cayman Islands July 26, 2004	56.67%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	56.67%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (Solar Cell) Corporation (“Solar Cell”)	Cayman Island June 30, 2005	100%	Investment holding

SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	The PRC September 9, 2005	100%	Manufacturing and trading of solar cell related semiconductor products

SMIC (Chengdu) Development Corporation*#	The PRC December 29, 2005	100%	Construction, operation, management of SMICD’s and quarter, schools, living and supermarket

Magnificent Tower Limited	British Virgin Islands, January 5, 2006	100%	Investment holding

*	Companies registered as wholly foreign-owned enterprises in the PRC.
#	For identification purposes only

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks.

In 2004, the Company incorporated AT and SMICD, a wholly owned subsidiary of AT. In 2005, AT issued redeemable convertible preference shares to a third party for cash consideration of US$39 million, representing 43.33% equity interest of AT.

2. Reclassifications of Certain Accounts

(a) In 2005, the Company has reclassified the amortization of share-based compensation in the same lines as cash compensation paid to the same employees in accordance with SAB 107, Share-Based Payment. The comparative figures of the prior years have been reclassified to conform to this presentation.

(b) Commencing with the first quarter ended March 31, 2005, the Company reclassified the amortization expenses related to acquired intangible assets into a separate line item. The comparative figures of the prior years have been reclassified to conform to this presentation.

3. Summary of Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. Minority interest is recorded as a reduction of the reported income or expense unless the amount would result in a reduction of expense for which the minority partner would not be responsible.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, impairment on long-lived assets, accruals for sales adjustments, other liabilities, contingencies and share-based compensation expenses.

(d) Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for semiconductor manufacturing services; competitive pressures due to excess capacity or price reductions; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f) Investments

Short-term investments consisting primarily of mutual funds, corporate notes and corporate bonds are classified either as available for sale or trading securities.

Available for sale securities have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses. The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled.

Trading securities are recorded at fair value with unrealized gains and losses classified as earnings.

Debt securities with original maturities greater than one year are classified as long-term investments held to maturity.

(g) Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, shot-term investments, accounts receivable and receivable for sale of manufacturing equipments. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h) Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. In 2006, 2005 and 2004, inventory was written down by US$16,106,471, US$13,808,698 and US$10,506,374, respectively, to reflect the lower of coat or market.

(i) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreements, which range from 50 to 70 years.

(j) Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are ready for their intended use.

(k) Acquired intangible assets

Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization and impairment. Amortization is computed using the straight-line method over the expected useful lives of the assets of 5 to 10 years. The Company has determined that its intangible assets were not impaired at December 31, 2006. The Company had no goodwill as of December 31, 2006, 2005 and 2004.

(l) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(m) Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making, testing and probing, and revenue is recognized when the services are completed.

Customers have the rights of return within one year pursuant to warranty and sales return provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for its costs to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

(n) Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$4,798,002, US$7,617,123 and US$7,531,038, net of government subsidies of US$22,396,613, US$33,990,606 and US$nil in 2006, 2005 and 2004, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets.

	For the year ended December 31
	2006	2005	2004
Total actual interest expense	$78,120,699	$50,392,052	$21,228,932
Less: Government subsidy	22,396,613	3,990,606	—
Less: Capitalized interest	4,798,002	7,617,123	7,531,038
Net interest expense	$50,926,084	$38,784,323	$13,697,894

(o) Government subsidies

The Company receives government subsidies in the following five forms:

(1) Reimbursement of certain interest costs incurred on borrowings

The Company received government subsidies of US$13,878,353, US$12,390,652 and US$nil in 2006, 2005 and 2004, respectively, which were calculated based on the interest expense on the Company’s budgeted borrowings. The Company recorded government subsidies as a reduction of interest expense.

(2) Value added tax refunds

The Company received subsidies of US$82,960, US$3,747,951 and US$1,949,265 in 2006, 2005 and 2004, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the cost of sales.

(3) Sales tax refunds

The Company received sales tax refunds of US$97,079, US$609,461 and US$573,992 in 2006, 2005 and 2004, respectively, which were recorded as an offset of the general and administrative expenses.

(4) Government awards

The Company received government awards of US$11,886,551 and US$3,270,242 in the form of reimbursement of certain expenses in 2006 and 2005, respectively. Accordingly these awards were recorded as reduction of expenses.

The Company received US$1,449,888 in 2004 in recognition of the Company’s efforts to attract and retain talents with overseas experience in the high technology industry. The government recognition awards were recorded as other income in 2004 since the Company was awarded for its overall effort in attraction and retention of such talents but not for specific projects.

(5) Government subsidy for fab construction

Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

The Company received a subsidy of US$2,208,758 in 2006 as reimbursement of land use right payment, which has been used to offset the cost of the land use right.

The Company received a subsidy of US$18,538,886 in 2005, which was used to offset the account of plant and equipment as they were strictly related to the construction of an assembly and testing plant.

(p) Research and development costs

Research and development costs are expensed as incurred.

(q) Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r) Foreign currency translation

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of stockholders’ equity.

(s) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(t) Comprehensive income (loss)

Comprehensive income (loss) includes such items as foreign currency translation adjustments and unrealized gains/losses on short-term investments. Comprehensive income (loss) is reported in the statement of stockholders’ equity.

(u) Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings, promissory note, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables and receivables for sale of equipments. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term payables relating to license agreements, long-term debt and payables approximates fair value due to variable interest rates that approximate market rates.

(v) Share-based compensation

The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” As a result, no expense was recognized for options to purchase the Company’s ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services.

Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company recognized a benefit of US$5.2 million as a result of the cumulative effect of a change in accounting principle, in relating to the forfeiture rate applied on the unvested portion of the stock options. Basic and diluted net loss per share for the year ended December 31, 2006 would have been US$0.0025.

The Company’s total actual share-based compensation expense for the year ended December 31, 2006, 2005 and 2004 was US$23,506,847 and US$25,735,849 and US$27,011,078, respectively.

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, for the periods prior to January 1, 2006, the Company’s pro forma loss would have been as follows:

	Year ended December 31,
	2005	2004
(Loss) income attributable to holders of ordinary shares	$(114,774,827)	$77,363,770
Add: Stock compensation as reported	25,735,849	27,011,078
Less: Stock compensation determined using the fair value method	(32,997,627)	(37,486,703)
Pro forma (loss) income attributable to holders of ordinary shares	$(122,036,605)	$66,888,145

(Loss) income per share:
Basic – pro forma	$(0.01)	$0.00
Diluted – pro forma	$(0.01)	$0.00
Basic – as reported	$(0.01)	$0.01
Diluted – as reported	$(0.01)	$0.00

The weighted-average grant-date fair value of options granted during the year 2006, 2005 and 2004 was US$0.05, US$0.05 and US$0.17, respectively.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Average risk-free rate of return	4.72%	4.16%	2.64%
Weighted average expected term	2-4 years	1-4 years	0.5-4 years
Volatility rate	32.69%	30.39%	52.45%
Expected dividend	—	—	—

(w) Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company has the following notional amount of derivative instruments:

	December 31
	2006	2005	2004
Forward foreign exchange contracts	$35,660,177	$245,622,512	$61,034,335
Interest rate swap contracts	265,947,874	340,000,000	—
	$301,608,051	$585,622,512	$61,034,335

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2006, 2005 and 2004, gains and losses on the foreign currency forward exchange contracts were recognized in the statement of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

Settlement currency	Notional amount	US dollar equivalents
As of December 31, 2006
Japanese Yen	4,235,537,500	$35,660,177

As of December 31, 2005
Japanese Yen	22,097,665,000	$188,659,310
European Euro	47,900,000	56,881,250
Renminbi	661,400	81,952
		$245,622,512
As of December 31, 2004
Japanese Yen	2,915,714,899	$28,111,405
European Euro	20,042,037	27,313,288
USD	46,428,200	5,609,642
		$61,034,335

In 2006 and 2005, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2006 and 2005, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006 and 2005, the Company had outstanding interest rate swap contracts with notional amounts of US$250,000,000 and US$340,000,000, respectively.

In addition to the abovementioned interest rate swap contracts, in 2006, the Company entered into a cross-currency interest rate swap agreement to protect against volatility of future cash flows caused by the changes in both interest rate and exchange rate associated with the outstanding long-term debts that are denominated in a currency other than US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting. In 2006, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006, the Company had outstanding cross-currency interest rate swap contracts with notional amounts of US$15,947,874.

The fair values of each derivative instrument are as follows:

	December 31
	2006	2005	2004
Forward foreign exchange contracts	$(2,694,415)	$(2,607,714)	$(283,344)
Interest rate swap contracts	(5,317,837)	(1,270,811)	—
	$(8,012,252)	$(3,878,525)	$(283,344)

As of December 31, 2006, 2005 and 2004, the fair value of these derivative instruments was recorded in accrued expenses and other current liabilities, with the change of fair value of forward foreign exchange contracts recorded as part of other income (expense), the change of fair value of interest rate swap contract and cross currency interest rate swap contracts recorded as part of interest expense.

(x) Recently issued accounting standards

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140,” which simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments acquired, issued or subject to re-measurement (new basis) event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of SFAS No. 155 on its consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48).” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged. The Company is currently evaluating the impact, if any, of FIN 48 on its consolidated financial statements.

In September 2006, FASB issued SFAS No.157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. The Company is currently evaluating the impact, if any, of SFAS157 on its consolidated financial statements.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements and related disclosures.

(y) Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be antidilutive.

(z)	Share split

On March 18, 2004, the Company effected a 10-for-1 share split immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such ordinary shares and stock options, have been adjusted retroactively, which gives effect to the share split.

4. Motorola Asset Purchase and License Agreements

On September 23, 2003, the Company entered into an agreement to acquire certain assets and assume certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for US$0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 857,143 Series D convertible preference shares for US$0.01 per share in exchange for US$30,000,000. The Company and Motorola completed the Asset Purchase on January 16, 2004.

In conjunction with the Asset Purchase, the Company and Motorola entered into an agreement to license certain technology and intellectual property. In exchange for these licenses, the Company agreed to issue Motorola an aggregate of 11,428,571 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 1,142,857 Series D convertible preference shares for US$0.01 per share. On December 5, 2003, the Company partially closed this license agreement with Motorola and issued to Motorola 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at US$0.01 per share. On January 16, 2004, the Company closed the license agreement with Motorola and issued to Motorola 4,285,714 series D convertible preference share and a warrant to purchase 428,571 Series D convertible preference shares at US$0.01 per share.

5. Accounts Receivable, Net of Allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aging analysis of trade debtors is as follows:

	2006	2005	2004
Current	$213,539,198	$192,303,054	$148,502,815

Overdue:
Within 30 days	31,611,729	38,017,540	15,901,323
Between 31 to 60 days	5,879,705	2,528,249	2,656,964
Over 60 days	1,154,343	8,485,071	2,127,185
	$252,184,975	$241,333,914	$169,188,287
Net of Allowance for doubtful accounts	$(4,048,845)	$(1,091,340)	$(1,105,165)

The change in the allowance for doubtful accounts is as follows:

	2006	2005	2004
Balance, beginning of year	$1,091,340	$1,105,165	$114,473
Provision for the year	2,957,505	—	990,692
Reversal in the year	—	(13,825)	—
Balance, end of year	$4,048,845	$1,091,340	$1,105,165

6. Investments

Available-for-sale security

The following is a summary of short-term available-for-sale listed securities:

	December 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Mutual fund	$57,866,825	$83,778	$—	$57,950,603

	December 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Commercial paper	$3,482,033	$9,450	$—	$3,491,483
Mutual fund	10,283,573	20,803	—	10,304,376

	$13,765,606	$30,253	$—	$13,795,859

	December 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate note	$10,000,000	$—	$—	$10,000,000
Mutual fund	10,277,379	86,805	—	10,364,184

	$20,277,379	$86,805	$—	$20,364,184

Trading security

As of December 31, 2006, the Company also held certain trading securities with costs of US$5,000,000 and fair value of US$5,083,778.

7. Inventories

	2006	2005	2004
Raw materials	$89,431,781	$55,697,982	$39,336,929
Work in progress	150,506,509	115,210,052	83,953,481
Finished goods	35,240,662	20,329,602	20,727,442
	$275,178,952	$191,237,636	$144,017,852

8. Assets Held for Sale

Assets held for sale represent residential real estate that the Company has constructed for its employees. In 2004, the Company had sold residential real estate with a carrying value of US$12,089,113 to employees for US$12,778,062, which resulted in a gain on disposition of US$688,949. The Company has reclassified the majority of the unsold residential real estate units of US$18,670,278 to land use rights, plant and equipment and recorded a cumulative adjustment for depreciation expense of US$1,155,623, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. The remaining balance of assets held for sale as of December 31, 2004 was US$1,831,972, representing 44 sets of the residential real estate units.

In 2005, the Company sold residential real estate units with a carrying value of US$1,679,818 for US$2,322,409, which resulted in a gain on disposal of US$642,591. Meanwhile, the Company has reclassified the remaining unsold real estate units of US$152,154 to land use rights, plant and equipment. Accordingly, the Company recorded a cumulative adjustment for depreciation expense of US$7,352, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as land use rights, plant and equipment. No residential real estate was classified as assets held for sale as of December 31, 2005.

In 2006, the Company decided to offer employees additional residual real estate, and classified the US$17,097,675 carrying value as assets held for sale. Meanwhile, the Company sold residential real estate units with a carrying value of US$7,676,946 for US$8,934,560, which resulted in a gain on disposal of US$1,257,614. The remaining balances of assets held for sale as of December 31, 2006 was US$9,420,729, representing 213 sets of residential real estate units.

9. Land Use Rights, Net

	2006	2005	2004
Land use rights (50 – 70 years)	$42,485,856	$38,504,311	$42,412,453
Less: accumulated amortization	(4,162,523)	(3,736,793)	(3,214,679)
	$38,323,333	$34,767,518	$39,197,774

10. Plant and Equipment, Net

	2006	2005	2004
Buildings	$269,721,109	$212,205,753	$203,375,644
Facility, machinery and equipment	435,112,058	382,928,570	339,852,626
Manufacturing machinery and equipment	4,539,566,491	3,810,671,778	2,838,231,084
Furniture and office equipment	61,979,029	75,696,024	51,932,370
Transportation equipment	1,666,185	1,581,493	1,324,144
	5,308,044,872	4,483,083,618	3,434,715,868
Less: accumulated depreciation and amortization	(2,314,667,455)	(1,515,923,860)	(772,416,194)
Construction in progress	251,023,405	318,471,373	649,624,925
	$3,244,400,822	$3,285,631,131	$3,311,924,599

In 2006, the Company sold plant, equipment and other fixed assets with a carrying value of US$34,231,116 for US$77,353,045, which resulted in a gain on disposal of US$43,121,929.

The plant and equipment were sold to a government-owned foundry based in Chengdu, Sichuan province, to which SMIC is also contracted to provide management services.

11. Acquired Intangible Assets, Net

	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31 )
Cost:
Technology	$20,256,328	$17,406,681	$15,674,853
Licenses	49,308,145	36,739,470	12,768,057
Patent licenses	65,297,639	65,297,639	67,122,391
	$134,862,112	$119,443,790	$95,565,301
Accumulated Amortization:
Technology	(13,712,517)	(9,065,285)	(5,232,801)
Licenses	(12,135,592)	(5,618,381)	(1,702,470)
Patent licenses	(37,321,505)	(24,092,387)	(10,894,731)
	(63,169,614)	(38,776,053)	(17,830,002)
Acquired intangible assets, net	$71,692,498	$80,667,737	$77,735,299

2006

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for US$15,418,322.

2005

In addition, the Company entered into various other license agreements with third parties whereby the Company purchased licenses for US$23,878,489.

2004

The Company issued 4,285,714 Series D convertible preference shares and a warrant to purchase 428,571 Series D convertible preference shares at US$0.01 per share in exchange for certain licenses from Motorola, which was valued at US$15,000,000 (see Note 4).

The Company issued 914,285 Series D convertible preference shares to a strategic technology partner in exchange for certain software licenses, which was valued at US$5,060,256.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for US$28,217,249.

All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of US$24,393,561, US$20,946,051 (As Restated, See Note 31) and US$14,368,025 in 2006, 2005 and 2004 respectively. The Company will record amortization expenses related to the acquired intangible assets of US$23,291,713, US$19,194,945, US$8,864,510, US$3,106,196, and US$366,459 for 2007, 2008, 2009, 2010 and 2011 respectively.

12. Equity Investment

	December 31, 2006
	Carrying Amount	% of Ownership
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$13,619,643	30

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of US$19,200,000 into Toppan SMIC, representing its 30% ownership. In 2006 and 2005, the Company recorded US$4,201,247 and US$1,379,110, respectively, as its share of the net loss of the equity investment. As of December 31, 2006, the share of net loss of the equity investment balance to be carried forward amounted to US$5,580,357.

13. Accounts Payable

An aging analysis of the accounts payable is as follows:

	2006	2005	2004
Current	$238,864,239	$209,142,167	$307,396,991
Overdue:
Within 30 days	43,364,820	22,479,945	38,803,625
Between 31 to 60 days	9,594,873	4,593,542	4,351,844
Over 60 days	17,305,267	26,102,778	13,781,153
	$309,129,199	$262,318,432	$364,333,613

14. Promissory Note

In 2005, the Company reached a settlement and license agreement with TSMC as detailed in Note 11 and Note 24. Under this agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of US$175,000,000 as the settlement consideration. The Company has recorded a discount of US$17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid US$30,000,000 and US$30,000,000 in 2006 and 2005 respectively, and the outstanding promissory notes are as follows:

Maturity	December 31, 2006 Face value	Discounted value
2007	$30,000,000	$29,242,001
2008	30,000,000	28,259,668
2009	30,000,000	27,310,335
2010	25,000,000	22,031,654
	115,000,000	106,843,658
Less: Current portion of promissory notes	30,000,000	29,242,001
Long-term portion of promissory notes	$85,000,000	$77,601,657

Maturity	December 31, 2005 Face value	Discounted value
2006	$30,000,000	$29,242,001
2007	30,000,000	28,259,668
2008	30,000,000	27,310,335
2009	30,000,000	26,392,893
2010	25,000,000	21,291,540
	145,000,000	132,496,437
Less: Current portion of promissory notes	30,000,000	29,242,001
Long-term portion of promissory notes	$115,000,000	$103,254,436

The promissory note was interest free, and the present value was discounted using the weighted-average of the Company’s borrowing rate.

In 2006 and 2005, the Company recorded interest expense of US$4,347,221 and US$4,527,146 respectively, relating to the amortization of the discount.

15. Indebtedness

Short-term and long-term debts are as follows:

	2006	2005	2004
Short-term borrowings from commercial banks (a)	$71,000,000	$265,481,082	$91,000,000
Long-term debt by contracts (b):
Shanghai phase I USD syndicate loan	$—	$259,200,000	$432,000,000
Shanghai phase I RMB syndicate loan	—	—	47,966,446
Shanghai phase II USD syndicate loan	—	256,481,965	256,482,000
Shanghai new USD syndicate loan	274,420,000	—	—
Beijing USD syndicate loan	600,000,000	224,955,000	—
EUR syndicate loan	15,947,873	—	—
	$890,367,873	$740,636,965	$736,448,446
Long-term debt by repayment schedule:
2005	$—	$—	$191,986,372
2006	—	246,080,580	265,267,355
2007	170,796,968	197,173,071	169,273,861
2008	290,446,968	148,265,571	73,280,572
2009	290,446,968	111,625,243	36,640,286
2010	138,676,969	37,492,500	—
	890,367,873	740,636,965	736,448,446
Less: current maturities of long-term debt	170,796,968	246,080,580	191,986,372
Non-current maturities of long-term debt	$719,570,905	$494,556,385	$544,462,074

(a) Short-term borrowings from commercial banks

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to US$253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down US$91,000,000 under these credit agreements and US$162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements were unsecured. The interest expense incurred in 2004 was US$360,071. The interest rate on the loan ranged from 1.77% to 3.57% in 2004.

As of December 31, 2005, the Company had fifteen short-term credit agreements that provided total credit facilities up to approximately US$431 million on a revolving credit basis. As of December 31, 2005, the Company had drawn down approximately US$265 million under these credit agreements and approximately US$166 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2005 was US$8,987,676. The interest rate on the loan ranged from 2.99% to 5.73% in 2005.

As of December 31, 2006, the Company had fifteen short-term credit agreements that provided total credit facilities up to US$474 million on a revolving credit basis. As of December 31, 2006, the Company had drawn down US$71 million under these credit agreements and US$403 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2006 was US$8,471,823. The interest rate on the loan ranged from 3.62% to 6.52% in 2006.

(b) Long-term debt

Shanghai Phase I USD syndicate loan

In December 2001, the SMIS entered into a long-term debt agreement with a syndicate of financial institutions based in the P.R.C. for US$432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIS had fully utilized the loan amount. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2005 in five semi-annual installments of US$86,400,000. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below. The interest expense incurred in 2006, 2005 and 2004 was US$6,587,140, US$16,499,858 and US$14,014,698, respectively, of which US$783,538, US$3,631,872 and US$6,396,254 was capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively.

Shanghai Phase I RMB syndicate loan

SMIS had a RMB denominated line of credit of RMB396,960,000 (approximately US$48 million) in 2001, with the same financial institutions. As of December 31, 2004, SMIS had fully drawn down on the line of credit. The interest rate for the loan was calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The annual interest rate on the loan ranged from 5.02% to 5.27% in 2005. The interest expense incurred in 2005 and 2004 was US$1,649,858 and US$2,451,885, respectively, of which US$362,172 and US$1,134,784 was capitalized as additions to assets under construction in 2005 and 2004, respectively. As of December 31, 2006 and 2005, the borrowing was fully repaid.

Shanghai Phase II USD syndicate loan

In January 2004, the SMIS entered into the second phase long-term facility arrangement for US$256,481,965 with the same financial institutions. As of December 31, 2005 and 2004, SMIS had fully utilized the loan. The interest payment is due on a semi-annual basis. The principal amount is repayable starting from March 2006 in seven semi-annual installments of US$36,640,286. In 2006, the interest rate on the loan ranged from 6.16% to 7.05%. The interest expense incurred in 2006, 2005 and 2004 was US$7,185,813, US$12,470,302 and US$3,890,105, of which US$854,749, US$2,743,173 and $nil was capitalized as additions to assets under construction in 2006, 2005 and 2004, respectively. As of December 31, 2006, the borrowing was fully repaid by draw down of the new syndicate loan as detailed below.

In connection with the second phase long-term facility arrangement, SMIS has a RMB denominated line of credit of RMB235,678,000 (US$28,476,030). As of December 31, 2004, SMIS had no borrowings on this line of credit. In 2005, SMIS fully utilized the facility and then repaid in full prior to December 31, 2005. The interest expense incurred in 2005 was US$25,625.

Shanghai New USD syndicate loan

In June, 2006, SMIS entered into a new long-term facility agreement with the aggregate principal amount of US$600,000,000, with a consortium of international and PRC banks. Of this principal amount, US$393,000,000 was used to repay the principal amount outstanding under SMIS’s phase I and phase II bank facilities. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIS. The remaining facility balance is available for drawdown until December 2007. As of December 31, 2006, SMIS had drawn down US$393,000,000 from this facility. The principle amount is repayable starting from December 2006 in ten semi-annual installments. In December 2006, SMIS had repaid the first installment of US$23,580,000 according to the repayment schedule and had repaid an additional US$95,000,000. As of December 31, 2006, the remaining balance of this borrowing is US$274,420,000. In 2006, the interest rate on the loan ranged from 6.46% to 6.72%. The interest expense incurred in 2006 was US$13,522,886, of which US$1,624,224 was capitalized as additions to assets under construction in 2006.

The total outstanding balance of SMIS’s long-term debt is collateralized by certain plant and equipment at the original cost of US$1,899 million as of December 31, 2006. The registration of the mortgage was in process as of December 31, 2006.

Beijing USD syndicate loan

In May 2005, SMIB entered into a five-year loan facility in the aggregate principal amount of US$600,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIB’s fabs. The withdrawal period of the facility was twelve months from date of signing the agreement. As of December 31, 2006 and 2005, the outstanding balance was US$600,000,000 and US$224,955,000, respectively, on this loan facility. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. In 2006, the interest rate range on the loan ranged from 6.26% to 7.17%. The interest expense incurred in 2006 and 2005 was US$28,525,628 and US$3,991,080, of which US$450,516 and US$879,906 was capitalized as additions to assets under construction in 2006 and 2005 respectively.

The total outstanding balance of Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,058 million as of December 31, 2006.

EUR syndicate loan

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million with a syndicate of banks and ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) twenty months after the agreement sign off date or (ii) the date which the loans have been fully drawn down. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual instalments starting from May 6, 2006. In 2006, SMIT had drawn down EUR15,122,775, which was equal to US$19,934,841, and repaid the first two installments with an aggregated amount of EUR3,024,555, which was equal to US$3,986,968. As of December 31, 2006, the remaining balance is EUR12,098,220, with the US dollar equivalent of US$15,947,873. In 2006, the interest rate loan ranged from 3.41% to 3.95%. The interest expense incurred in 2006 was US$279,908, of which US$65,072 was capitalized as additions to assets under construction in 2006.

The total outstanding balance of the facility is collateralized by certain plant and equipment at the original cost of EUR17.8 million as of December 31, 2006.

The long-term debt arrangements contain financial covenants as defined in the loan agreements. The Company met these covenants as of December 31, 2006.

16. Long-term Payables Relating to License Agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2006 and 2005 are as follows:

Maturity	December 31, 2006 Face value	Discounted value
2007	$13,000,000	$12,690,471
2008	10,000,000	9,322,990
2009	8,500,000	7,669,960
	31,500,000	29,683,421
Less: Current portion of long-term payables	13,000,000	12,690,471
Long-term portion of long-term payables	$18,500,000	$16,992,950

Maturity	December 31, 2005 Face value	Discounted value
2006	$7,000,000	$6,791,990
2007	9,000,000	8,381,854
2008	10,000,000	8,941,284
2009	8,500,000	7,363,260
	34,500,000	31,478,388
Less: Current portion of long-term payables	7,000,000	6,791,990
Long-term portion of long-term payables	$27,500,000	$24,686,398

These long-term payables were interest free, and the present value was discounted using the weighted-average of the Company’s borrowing rate.

The current portion of other long-term payables is recorded as part of “accrued expenses and other current liabilities” in the balance sheet.

In 2006 and 2005, the Company recorded interest expense of US$1,355,386 and US$868,032 relating to the amortization of the discount.

17. Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. SMIC Shanghai is in the third year of receiving exemption from FEIT. While as of December 31, 2006, SMIC Beijing and Tianjin are still in a cumulative operating loss.

According to PRC tax regulations, the Company’s Chengdu subsidiary is entitled to a full exemption from FEIT for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. Up to December 31, 2006, Chengdu subsidiary is still in the process of applying for the tax holiday. As of December 31, 2006, the Chengdu subsidiary is still in a cumulative operating loss.

The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America and Europe. In 2006, 2005 and 2004, the Company’s US subsidiary had recorded current income tax expense of US$31,030, US$223,846 and US$186,044, respectively. In 2006, 2005 and 2004, the Company’s Europe subsidiary had recorded current income tax expense of US$112,671, US$46,981 and US$nil, respectively. The Company had minimal taxable income in Japan.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes by location of the tax jurisdiction for the year ended December 31, 2006, 2005 and 2004 are as follows:

	December 31
	2006	2005	2004
Domestic
– Current	$4,542	$14,040	$—
– Deferred	(25,075,987)	—	—

Foreign
– Current	$143,701	$270,827	$186,044
– Deferred	—	—	—
	$(24,927,744)	$284,867	$186,044

Temporary differences and carry forwards that give rise to deferred tax assets and liabilities are as follows:

	2006	2005	2004
Deferred tax assets:
Allowances and reserves	$1,962,410	$1,682,244	$967,968
Start-up costs	958,105	1,844,170	2,566,628
Net operating loss carry forwards	5,201,545	5,172,687	—
Unrealized exchange loss	47,860	295,646	—
Depreciation of fixed assets	33,715,867	—	—
Subsidy on long lived assets	295,654	—	—
Accrued sales return	137,719	23,764	—
Total deferred tax assets	$42,319,160	$9,018,511	$3,534,596

Deferred tax liability:
Capitalized interest	$(210,913)	$(113,490)	$(92,032)
Unrealized exchange gain	—	—	(9,937)
Valuation allowance	(17,032,260)	(8,905,021)	(3,432,627)
Net deferred tax assets – non-current	$(25,075,987)	$—	$—

As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book bases of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a deferred tax asset of US$33.7 million and assessed a valuation allowance of US$8.4 million. Accordingly, an income tax benefit of US$25.3 million was recorded in 2006.

In 2006, the Company also recognized a deferred tax liability of US$0.2 million, which was relating to the timing differences generated from capitalized interest.

As of December 31, 2006, the Company’s Shanghai, Beijing, Tianjin and Chengdu subsidiaries have net operating losses carried forward of US$334.4 million, of which US$32.2 million, US$129.7 million and US$172.5 million will expire in 2009, 2010 and 2011.

Reconciliation between the total income tax expense computed by applying the application enterprise income tax rate 15% to the income before income taxes and minority interest in the consolidated statements of operations were as follows:

	2006	2005	2004
Applicable enterprise income tax rate	15.0%	15.0%	15.0%
Expenses not deductible for tax purpose	3.1%	(1.4)%	0.2%
Effect of tax holiday and tax concession	25.0%	12.0%	(39.4)%
Expense (credit) to be recognized in future periods	29.3%	(5.2)%	6.6%
Changes in valuation allowances	(11.9)%	(4.9)%	3.7%
Effect of different tax rate of subsidiaries operating in other jurisdictions	(24.9)%	(15.8)%	14.1%
Effective tax rate	35.6%	(0.3)%	0.2%

18. Capital Stock

In 2004, the Company issued:

(1)	95,714,286 Series D convertible preference shares and a warrant to purchase 9,571,429 Series D convertible preference shares to acquire certain assets and assume certain obligations from Motorola with a fair value of $335,843,804. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering was first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $18,839,426.

(2)	914,285 Series D convertible preference shares to acquire certain software licenses with a fair value of $5,060,256 from a strategic technology partner. (see Note 11)

(3)	750,000 Series B convertible preference shares to a strategic partner with a fair value of $2,739,853. (see Note 11)

(4)	12,343 Series B convertible preference shares to a service provider which was valued at $45,090.

(5)	3,030,303,000 ordinary shares in connection with the Initial Public Offering (the “IPO”)

(6)	136,640 ordinary shares to a service provider with a fair value of $17,965.

(7)	23,957,830 ordinary shares to a supplier in exchange for certain equipment with a fair value of $5,222,180. (see Note 11)

19. Stock Options and Warrants

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2006, options to purchase 510,225,118 ordinary shares were outstanding, and options to purchase 806,274,882 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and vest over a requisite service period of 4 years. Following the IPO, the Company no longer issues stock options under the 2001 plan. As of December 31, 2006, options to purchase 487,799,975 ordinary shares were outstanding, and options to purchase 368,139,728 ordinary shares were available for future grant.

A summary of the stock option activity is as follows:

	Number of options	Ordinary shares Weighted average exercise price	Weighted Average Remaining Contractual Term	Aggregated Intrinsic Value
Options outstanding at December 31, 2005	1,045,963,402	$0.13
Granted	165,863,560	$0.14
Exercised	(95,328,832)	$0.04
Cancelled	(118,473,037)	$0.17
Options outstanding at December 31, 2006	998,025,093	$0.14	7.43	46,407,772
Vested or expected to vest at December 31, 2006	830,627,032	$0.13	7.27	37,243,894
Exercisable at December 31, 2006	421,826,973	$0.12	6.31	24,277,264

The total intrinsic value of option exercised in the year ended December 31, 2006, 2005 and 2004 was US$5,240,221, US$2,725,661 and US$885,504, respectively.

Certain options were granted to non-employees that resulted in a share-based compensation expense of US$584,283, US$828,498 and US$765,557 in 2006, 2005 and 2004, respectively.

Restricted share units

In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of December 31, 2006, 140,295,146 restricted share units were outstanding and 249,481,557 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of four years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of restricted share units activities is as follows:

	Number of share units	Restricted share units Weighted average fair value	Weighted Average Remaining Contractual Term	Aggregated Fair Value
Outstanding at December 31, 2005	189,739,191	$0.14
Granted	16,058,864	$0.13
Exercised	(38,041,285)	$0.12
Cancelled	(27,461,624)	$0.13
Outstanding at December 31, 2006	140,295,146	$0.14	8.47	19,574,050
Vested or expected to vest at December 31, 2006	49,555,883	$0.12	8.52	5,998,033
Exercisable at December 31, 2006	272,500	$0.15	8.84	40,880

Pursuant to the 2004 EIP, the Company granted 16,058,864, 122,418,740 and 118,190,824 restricted share units in 2006, 2005 and 2004, respectively, most of which vest over a period of 4 years. The fair value of the restricted share units at the date of grant was US$2,055,597, US$23,348,378 and US$26,001,981 in 2006, 2005 and 2004, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of US$5,452,148, US$7,051,688 and US$3,080,312 in 2006, 2005 and 2004 respectively.

Unrecognized compensation cost related to non-vested share-based compensation

As of December 31, 2006, there was US$32,406,172 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.14 years.

Notes receivable from employees

At December 31, 2005 and 2004, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of US$nil and US$391,375, respectively. In 2005, the Company fully collected US$391,375 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

In 2006, 2005 and 2004, the notes earned interest in the aggregate amount of US$nil, US$40,238 and US$641,173, respectively.

As of December 31, 2006, 2005 and 2004 the Company had the following shares subject to repurchase:

	2006	2005	2004
Ordinary shares	16,498,871	35,964,021	203,973,224

20. Reconciliation of Basic and Diluted (Loss) Income per Share

The following table sets forth the computation of basic and diluted (loss) income per share for the years indicated:

	2006	2005	2004
(Loss) income attributable to holders of ordinary shares	$(44,109,078)	$(114,774,827)	$77,363,770
Less: Cumulative effect of a change in accounting principle	(5,153,986)	—	—
(Loss) income before cumulative effect of a change in accounting principle	(49,263,064)	(114,774,827)	77,363,770
Basic and diluted:
Weighted average ordinary shares outstanding	18,361,910,033	18,264,791,383	14,441,917,246
Less: Weighted average ordinary shares outstanding subject to repurchase	(27,411,110)	(80,362,128)	(242,753,729)
Weighted average shares used in computing basic income per share	18,334,498,923	18,184,429,255	14,199,163,517
Effect of dilutive securities:
Weighted average preference shares outstanding	—	—	3,070,765,738
Weighted average ordinary shares outstanding subject to repurchase	—	—	242,753,729
Warrants	—	—	102,323,432
Stock options	—	—	264,409,484
Restricted shares units	—	—	54,977,166
Weighted average shares used in computing diluted income per share	18,334,498,923	18,184,429,255	17,934,393,066
On the basis of income per share before cumulative effect of a change in accounting principle, basic	$(0.00)	$(0.01)	$0.01
On the basis of income per share before cumulative effect of a change in accounting principle, diluted	$(0.00)	$(0.01)	$0.00
Cumulative effect of a change in accounting principle per share, basic	$0.00	$—	$—
Cumulative effect of a change in accounting principle per share, diluted	$0.00	$—	$—
Basic (loss) income per share	$(0.00)	$(0.01)	$0.01
Diluted (loss) income per share	$(0.00)	$(0.01)	$0.00

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2006 and 2005, the Company had 223,818,877 and 306,419,133, respectively, ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2006 and 2005, as their effect would have been antidilutive due to the net loss reported in such period.

As of December 31, 2005, the Company had 306,419,133 ordinary share equivalents outstanding, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2005, as their effect would have been antidilutive due to the net loss reported in such period.

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in 2004, as their exercise prices were above the average market values in that year.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2006	2005	2004
Warrants to purchase ordinary shares	—	—	9,584,403
Outstanding options to purchase ordinary shares	62,339,207	177,325,981	66,185,550
Outstanding unvested restricted share units to purchase ordinary shares	161,479,670	129,093,152	—

	223,818,877	306,419,133	75,769,953

21. Commitments

(a) Purchase commitments

As of December 31, 2006 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2007.

Facility construction	$75,101,000
Machinery and equipment	536,442,000

$611,543,000

(b) Investment commitments

As of December 31, 2006, the Company had an outstanding commitment of US$29,260,000 in a 56.67% owned subsidiary. The Company expects to pay this amount in 2007.

(c) Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2006, 2005 and 2004, the Company incurred royalty expense of US$7,724,704, US$8,710,935 and US$6,258,709, respectively, which is included as part of cost of sales in the statement of operations.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2006, 2005 and 2004, the Company earned royalty income of US$1,384,137, US$705,217 and US$336,216, respectively, which was included as part of sales in the statement of operations.

(d) Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2006, 2005 and 2004 was US$6,142,692, US$6,952,946 and US$1,740,283, respectively.

(e) Operating lease as lessee

The Company has various operating leases including land use rights under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases as of December 31, 2006 are as follows:

Year ending
2007	$377,612
2008	162,757
2009	90,628
2010	61,500
2011	61,500
Thereafter	2,706,006

$3,460,003

22. Segment and Geographic Information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	2006	2005	2004
Total sales:
United States	$602,506,213	$478,162,160	$391,433,443
Europe	440,327,872	316,576,024	125,596,424
Asia Pacific (Excluding Japan and Taiwan)	168,607,598	175,846,284	201,881,809
Taiwan	153,057,616	138,153,755	120,652,255
Japan	100,823,568	62,580,512	135,100,765

	$1,465,322,867	$1,171,318,735	$974,664,696

Revenue is attributed to countries based on headquarter of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

23. Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue Year ended December 31,			Accounts receivable December 31,
	2006	2005	2004	2006	2005	2004
A	28%	26%	11%	29%	32%	15%
B	17%	15%	13%	14%	17%	8%
C	8%	9%	10%	8%	6%	6%
D	2%	8%	12%	–%	6%	7%
E	4%	7%	6%	7%	7%	15%
F	3%	5%	13%	3%	3%	10%
G	1%	2%	4%	1%	2%	12%

24. Litigation

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:

1) The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

2) TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to 0.15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover 0.13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the 0.13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

3) The Company is required to deposit certain Company materials relating to 0.13£gm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

4) The Company agreed to pay TSMC an aggregate of US$175 million in installments of US$30 million for each of the first five years and US$25 million in the sixth year.

Accounting under the Settlement Agreement:

In accounting for the Settlement Agreement, the Company determined that there were several components of the Settlement Agreement – settlement of litigation, covenant not to sue, patents licensed by us to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by us to TSMC qualify as accounting elements. In regard to the settlement of litigation, the Company sites the following:

•	The settlement agreement reached between TSMC and SMIC clearly stated that there was no admission of liability by either party;

•	The settlement agreement required all parties to bear their own legal costs;

•	There were no other damages associated with the Settlement Agreement;

•	There was a provision in the Settlement Agreement for a grace period to resolve any misappropriation issues had they existed;

•	Albeit a complaint had been filed by TSMC on trade secret infringement, TSMC has never identified which trade secrets it claimed were being infringed upon by the Company;

•	The Settlement Agreement was concluded when the litigation process was still at a relatively early stage and the outcome of the litigation was therefore highly uncertain.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets.

In addition, the Company did not attribute any value to the patents licensed to TSMC under the Settlement Agreement due to the limited number of patents held by the Company at the time of the Settlement Agreement.

As a result, the Company determined that only the use of TSMC’s patent license portfolio prior and subsequent to the settlement date were considered elements of an arrangement for accounting purposes. In attributing value to these two elements, the Company first discounted the payment terms of the US$175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of US$158 million. This amount was then allocated to the pre-and post-settlement periods based on relative fair value, as further described below.

Based on this approach, US$16.7 million was allocated to the pre-settlement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the Settlement Agreement. The remaining US$141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost and is being amortized over a six-year period, which represents the life of the licensed patent license portfolio. The amortization of the deferred cost is included as a component of cost of sales in the consolidated statements of operations.

Valuation of Deferred Cost:

The fair value of the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio.

The selected royalty rate was based on the review of median and mean royalty rates for the following categories of licensing arrangements:

a) Existing third-party license agreements with SMIC;

b) The analysis of comparable industry royalty rates related to semiconductor chip/integrated circuit (“IC”) related technology; and

c) The analysis of comparable industry royalty rates related to semiconductor fabrication.

On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.

As the total estimated fair value of the patent license portfolio exceeded the present value of the settlement amount, the Company allocated the present value of the settlement amount based on the relative fair value of the amounts calculated prior and subsequent to the settlement date.

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavourable outcome or to estimate the amount or range of potential loss.

25. Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20-22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6%-8% of their basic salary. The employer’s contribution of such an arrangement was approximately US$5,452,660, US$4,128,059 and US$2,502,521 for the years ended December 31, 2006, 2005 and 2004, respectively. The retirement benefits do not apply to expatriate employees.

26. Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were US$11,956,185, US$10,432,239 and US$12,655,906 in 2006, 2005 and 2004, respectively.

27. Components of loss (income) from operations

	2006	2005	2004
Loss (income) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$1,577,928	$1,121,131	$695,990
Depreciation and amortization	919,038,915	768,586,770	455,947,253
Amortization of land use rights	577,578	885,083	1,013,269
Foreign currency exchange loss (gain)	3,939,745	(5,198,253)	1,446,113
(Income) loss on disposal of plant and equipment	(43,121,929)	—	—
(Reversal of) bad debt expense	2,957,505	(13,825)	990,692
Inventory write-down	2,297,773	3,088,238	10,506,374

Staff costs inclusive of directors’ remuneration	$108,742,094	$102,163,244	$88,417,658

28. Directors’ Remuneration and Five Highest Paid Individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2006, 2005 and 2004 are as follows:

	Richard Chang	Kawanishi Tsuyoshi	Wang Yang Yuan	Hsu Ta-Lin	Lip-Bu Tan	Henry Shaw	Fang Yao	Jou Yen- Pong	Albert Y.C.	Lai Xing Cai	Jiang Shang zhou	Total
2006
Salaries and other benefits	192,727	—	—	—	—	—	—	—	—	—	—	192,727
Stock option benefits	156,241	12,951	12,951	12,951	12,951	12,951	—	—	37,742	—	—	258,736
Total emoluments	348,968	12,951	12,951	12,951	12,951	12,951	—	—	37,742	—	—	451,463
2005
Salaries and other benefits	190,724	—	—	—	—	—	—	—	—	—	—	190,724
Stock option benefits	97,664	49,026	8,608	8,608	8,608	8,608	—	8,608	—	—	—	189,730
Total emoluments	288,388	49,026	8,608	8,608	8,608	8,608	—	8,608	—	—	—	380,454
2004
Salaries and other benefits	190,343	—	—	—	—	—	—	—	—	—	—	190,343
Stock option benefits	—	221,464	—	—	—	—	—	—	—	—	—	221,464
Total emoluments	190,343	221,464	—	—	—	—	—	—	—	—	—	411,807

The emoluments of the directors were within the following bands:

	2006 Number of directors	2005 Number of directors	2004 Number of directors
HK$nil to HK$1,000,000 ($128,620)	10	7	6
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	1
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	—	—	1
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	—	1	—
HK$2,500,001 ($321,550) to HK$3,000,000 ($385,860)	1	—	—

The Company granted 3,500,000, 15,000,000 and 5,100,000 options to purchase ordinary shares of the Company to the directors in 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, nil stock options were exercised and 500,000 stock options were cancelled.

The Company granted 500,000, nil and 2,000,000 restricted share units to purchase ordinary shares of the Company to the directors in 2006, 2005 and 2004, respectively. During the year ended December 31, 2006, 1,000,000 restricted share units were exercised and nil restricted share units were cancelled.

In 2006, 2005 and 2004, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2005, one director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004. In 2006, two directors have declined an option to purchase 500,000 Ordinary Shares for each director which the Board granted in September 2006.

Five highest paid employees’ emoluments

Of the five individuals with the highest emoluments in the Group, one (2005: one; 2004: one) is director of the Company whose emoluments is included in the disclosure above. The emoluments of the remaining four in 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Salaries and other benefits	$518,198	$513,570	$430,144
Bonus	233,662	92,455	105,665
Stock option benefits	268,528	325,880	620,060

Total emoluments	$1,020,388	$931,905	$1,155,869

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

Their emoluments were within the following bands:

	2006 Number of individuals	2005 Number of individuals	2004 Number of individuals
HK$nil to HK$1,000,000 ($128,620)	—	—	—
HK$1,000,001 ($128,620) to HK$1,500,000 ($192,930)	—	—	3
HK$1,500,001 ($192,930) to HK$2,000,000 ($257,240)	3	3	—
HK$2,000,001 ($257,240) to HK$2,500,000 ($321,550)	1	1	—
HK$4,500,001 ($578,790) to HK$5,000,000 (643,100)	—	—	1

29. Dividend

Deemed dividend represents beneficial conversion feature relating to the preferential price of certain convertible equity instrument investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument would have converted at the date of issuance. Accordingly, deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2006, 2005 and 2004.

30. Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant difference relates principally to share-based payments to employees and non-employees, presentation of minority interest, convertible financial instruments and assets held for sale.

(i) In respect of accounting treatment for stock option, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognised when good or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Under US GAAP, prior to the adoption of the SFAS 123(R), the Company can account for stock-based compensation issued to employees using one of the two following methods,

(a)	Intrinsic value based mehtod

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

(b)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options to employees in 2005 and 2004 and the share-based compensation recorded by the Company was US$25,735,849 and US$27,011,078, respectively. The fair value of the stock options is presented for disclosure purpose (see Note 3(v)).

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year began on January 1, 2005 and compensation expenses on share-based payments to employees would be calculated using fair value based method for the years prior to January 1, 2006. The additional share-based compensation under fair value method was US$7,261,778 and US$10,475,625, respectively, for year ended December 31, 2005 and 2004.

Meanwhile, the Company would not recognize the share-based payment in relating to the unvested portion since the adoption of IFRS 2.

Effective January 1, 2006, the Company adopted the provision of SFAS 123(R), “Share-Based Payment”. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award. The measurement of share-based compensation has no longer significant difference from IFRS 2.

(ii) Under IFRS, minority interest should be presented in equity section while under US GAAP minority interest should be presented outside of equity, between liability and equity.

Under IFRS, the portion of profit and loss attributable to the minority interest and to the parent entity is separately disclosed on the face of the income statement. While under US GAAP, amounts attributable to the minority interest are presented as a component of net income or loss.

(iii) IFRS requires an issuer of convertible debt instrument to classify and recognize separately the instrument’s liability and equity elements. Under IAS 32, which has been effective for annual periods beginning on or after January 1, 2005, an issuer of such instrument creates a financial liability (a contractual arrangement to deliver cash or other financial assets) and has issued an equity instrument (a call option granting the holder the right to convert into preferred stock of the issuer). Under US GAAP, the entire instruments are classified as liability. The convertible debt instrument was issued in exchange for plant and equipment. Accordingly, adjustments are made to discount on the convertible promissory note, cost of plant and equipment and to stockholder’s equity. In January 2004, the Company redeemed the convertible promissory note in cash. The increment in the costs allocated to plant and equipment was fully amortized in 2004.

(iv) Under US GAAP, beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(v) Prior to the issuance of IFRS 5, plant and equipment is initially measured at cost under IFRS. Under a cost model, plant and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses. Plant and equipment will continue to be depreciated even though the Company has determined that it will be disposed of within specified period.

Under US GAAP, a long-lived asset (disposal group) to be sold is classified as held for sale in the period in which certain specified criteria are met. A long-lived asset (disposal group) classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell and is not depreciated (amortized) while it is classified as held for sale. A long-lived asset that is reclassified as held and used shall be measured individually at the lower of its (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

In 2004, International Accounting Standards Board issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operation”. Pursuant to IFRS 5, assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell and are not depreciated. IFRS 5 should be applied prospectively for annual periods beginning on or after January 1, 2005. The Company early adopted IFRS 5 and the accumulated difference between IFRS and US GAAP was reversed in 2004.

(vi) Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the leasee by the end of the lease term, the leasee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as an operating lease and represent prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset reclassification is not required under US GAAP.

The adjustments necessary to restate net (loss) income attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2006	2005	2004
		(As Restated, see Note 31)	(As Restated, see Note 31)
Net (loss) income attributable to holders of ordinary shares as reported under US GAAP	$(44,109,078)	$(114,774,827)	$77,363,770
IFRS adjustments:
i) Recognizing an expense for share-based payment	—	(7,261,778)	(10,475,625)
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iv) Deemed dividend	—	—	18,839,426
v) Depreciation related to reclassification of unsold assets held for sale	—	—	674,117
Net (loss) income attributable to holders of ordinary shares under IFRS	$(49,263,064)	$(122,036,605)	$86,276,744
Net (loss) income per share under IFRS	$(0.00)	$(0.01)	$0.01
Stockholders’ equity as reported under US GAAP	$3,007,419,918	$3,029,316,155	$3,115,942,285
ii) Presentation of minority interest	38,800,666	38,781,863	—
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iii) Accumulated amortization of discount on promissory notes	—	—	124,944
Stockholders’ equity under IFRS	$3,046,220,584	$3,068,098,018	$3,115,942,285
Land use rights, net – current portion as reported under US GAAP IFRS adjustment	—	—	—
vi) Current portion adjustment for land use right	712,521	650,581	522,114
Under IFRS	712,521	650,581	522,114
Land use rights, net
As reported IFRS adjustments	38,323,333	34,767,518	39,197,774
vi) Current portion adjustment for land use right	(712,521)	(650,581)	(522,114)
Under IFRS	37,610,812	34,116,937	38,675,660
Plant and equipment, net as reported under US GAAP	3,244,400,822	3,285,631,131	3,311,924,599
IFRS adjustments iii) Depreciation of incremental costs allocated to plant and equipment	—	—	(124,944)
iii) Incremental costs allocated to plant and equipment	—	—	124,944
Under IFRS	3,244,400,822	3,285,631,131	3,311,924,599
Additional paid-in capital as reported under US GAAP	3,288,733,078	3,291,407,448	3,289,724,885
IFRS adjustments i) Recognizing an expense for share-based payment	—	(17,620,141)	—
i) Retrospective adjustment on adoption of IFRS 2	30,388,316	23,126,538	(28,051,137)
iv) Deemed dividend	—	—	(18,839,426)
iv) Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(37,116,625)
Under IFRS	$3,263,165,343	$3,240,957,794	$3,205,717,697
Share-based compensation as reported under US GAAP	—	(24,881,919)	(51,177,675)
IFRS adjustments i) Recognizing an expense for share-based payment	—	24,881,919	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	51,177,675
Under IFRS	$—	$—	$—
Accumulated deficit as reported under US GAAP	(288,810,490)	(244,701,412)	(129,926,585)
IFRS adjustments i) Additional share-based compensation under IFRS 2	—	(7,261,778)	(10,475,625)
i) Carried over impact under IFRS 2	(17,737,403)	(10,475,625)	—
i) Impact on the adoption of IFRS 2	(12,650,913)	(12,650,913)	(12,650,913)
iii) Accumulated amortization of discount on promissory notes	—	—	(124,944)
iii) Depreciation of incremental costs allocated to plant and equipment	—	—	124,944
iv) Deemed dividend	—	—	18,839,426
iv) Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	37,116,625
Under IFRS	$(263,242,755)	$(219,133,677)	$(97,097,072)
Cost of sales as reported under US GAAP	$1,338,155,004	$1,108,500,266	$720,722,277
IFRS adjustments i) Recognizing an expense for share-based payment	—	3,895,056	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	5,978,720
Under IFRS	$141,037,963	$157,120,409	$182,035,142
Operating expenses as reported under US GAAP	141,037,963	153,225,353	176,056,422
IFRS adjustments i) Recognizing an expense for share-based payment	—	3,895,056	—
i) Retrospective adjustment on adoption of IFRS 2	—	—	5,978,720
Under IFRS	$141,037,963	$157,120,409	$182,035,142
Other income, net as reported under US GAAP	(56,100,658)	(26,321,705)	7,547,974
IFRS adjustments v) Depreciation related to reclassification of unsold assets held for sale	—	—	674,117
Under IFRS	$(56,100,658)	$(26,321,705)	$8,222,091

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2006, 2005 and 2004, and details of which are set out as below:

(a) Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

No significant GAAP difference was noted in 2006, 2005 and 2004.

(b) Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

No significant GAAP difference was noted in 2006, 2005 and 2004.

(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segments. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets. The business segment is considered as the primary segment for the Company. Meanwhile, the Management believes the risk and return shall be similar among its different geographical segments.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting polices used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

No significant difference on reportable segment was noted.

(d)	Borrowing costs

IFRS and US GAAP requires capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made. Under IFRS, borrowing costs are defined as interest and any other costs incurred by an enterprise in connection with the borrowing of funds, while under the US GAAP, borrowing costs are defined as interest only.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to actual expenditure incurred.

No significant GAAP difference was noted in 2006, 2005 and 2004.

(e)	Impairment of asset

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value is use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company had no impairment loss under either US GAAP or IFRS in 2006, 2005 and 2004.

(f)	Research and development costs

IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•

how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•

certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant difference was noted in 2006, 2005 and 2004.

(g)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and IFRS. Under the US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

31. Re-statement

As a result of review of the accounting treatment for the Settlement Agreement reached with TSMC on January 31, 2005 (See note 24), the Company determined that errors were made in the identification and classification of the components of settlement payment. The Company previously recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the patent license portfolio and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both prior and subsequent to the settlement date.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separable asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets. As a result, the Company has determined that no value should have been allocated to the covenant not to sue.

This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statements from $23.2 million to $16.7 million in 2004 and increased the deferred cost associated with the patent license portfolio from $134.8 million to $141.3 million. This correction also affected the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the covenant not to sue.

In addition, the Company corrected the classification of the payment for the patent license portfolio from an intangible asset to a deferred cost and has also reclassified the amortization of the deferred asset from amortization of intangibles to a component of cost of sales. The effects of correcting these errors is shown below:

Consolidated Balance Sheets

	As of December 31,
	2005		2004
	As Previously Reported	As restated	As Previously Reported	As restated
Acquired intangible assets, net	$195,178,898	$80,667,737
Deferred cost	—	117,728,792
Total assets	4,583,415,731	4,586,633,362
Accrued expense and other current liabilities	82,857,551	76,399,187
Total current liabilities	730,329,536	723,871,172
Total liabilities	1,274,791,610	1,268,333,246
Accumulated deficit	(247,919,043)	(244,701,412)	(136,384,949)	(129,926,585)
Total stockholders equity	3,026,098,524	3,029,316,155	3,109,483,921	3,115,942,285
Total liabilities and stockholders equity	4,583,415,731	4,586,633,362

Consolidated Statements of Operations
	As of December 31,
	2005		2004
	As Previously Reported	As restated	As Previously Reported	As restated
Sales	1,171,318,735	1,171,318,735
Cost of sales	1,081,587,786	1,105,133,544
Gross Profit	89,730,949	66,185,191
Operating expenses:
Litigation settlement	23,153,105	16,694,741
Amortization of intangible assets	41,251,077	20,946,052
Total operating expenses	173,530,378	153,225,353	176,056,422	169,598,058
Income (loss) from operations	(83,799,429)	(87,040,162)	82,382,902	88,841,266
(Loss) income before income tax	(110,121,134)	(113,361,867)	89,930,876	96,389,240
Net (loss) income before cumulative effect of a change in accounting principle	(111,534,094)	(114,774,827)	89,744,832	96,203,196
Net income (loss)	(111,534,094)	(114,774,827)	89,744,832	96,203,196
Net income (loss) loss attributable to common stockholders	(111,534,094)	(114,774,827)	70,905,406	77,363,770
Income (loss) per share, basic	$(0.01)	$(0.01)	$0.00	$0.01
Income (loss) per share, diluted	$(0.01)	$(0.01)	$0.00	$0.00

Consolidated Statements of Cash Flows
	2005		2004
	As Previously Reported	As restated	As Previously Reported	As restated
(Loss) income attributable to holders of ordinary shares	(111,534,094)	(114,774,827)	70,905,406	77,363,770
Net (loss) income	(111,534,094)	(114,774,827)	89,774,832	96,203,196
Depreciation and amortization	745,926,095	769,471,853
Amortization of intangible assets	41,251,077	20,946,052
Accrued expenses and other current liabilities			32,115,883	25,657,519

32. Subsequent Events

On April 10, 2007, Cension Semiconductor Manufacturing Corporation (“Cension”) entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of $320 million. The Company has the contract to manage Cension’s 200-millimeter fab in Chengdu.

As part of the Agreement, the Company will provide a corporate guarantee for a maximum guarantee liability of US$163.2 million on behalf of Cension in favor of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company would receive a guarantee fee from Cension.

In conjunction with the Agreement, the Company will be entitled to the net profit (loss) associated with the production in Hiroshima during the transitional period (estimated to be no longer than 24 months) when the equipment acquired by Cension is being relocated in stages from Hiroshima to Chengdu.

Closure of Register of Members

Those shareholders whose names appear on the register of the Company on Wednesday, 23 May, 2007 will be qualified to attend and vote at the annual general meeting of the Company to be held on Wednesday, 23 May, 2007. The Register of Members of the Company will be closed from Monday, 14 May, 2007 to Wednesday, 23 May, 2007, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending and voting at the annual general meeting of the Company to be held on Wednesday, 23 May, 2007, all transfer documents, accompanied by the relevant share certificates, must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Friday, 11 May, 2007.

Share Capital

During the year ended December 31, 2006, the Company issued 95,707,982 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and 37,036,614 ordinary shares to certain of eligible participants pursuant to the 2004 equity incentive plan of the Company (the “EIP”).

During the year ended December 31, 2006, the Company repurchased 1,669,000 ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”).

Number of Ordinary Shares Outstanding

Outstanding Share Capital as at December 31, 2006	18,432,756,463

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1,2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may Vesting Dates change due to departure of eligible participants prior to vesting)

2007

1-Jan	9,961,250
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	20,000
29-Apr	50,000
30-May	250,000
1-Jul	21,097,696
1-Aug	520,000
1-Sep	14,520,800
13-Sep	500,000
16-Sep	75,000
1-Oct	950,000
16-Oct	97,216

2008

1-Jan	10,048,750
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	40,000
29-Apr	100,000
30-May	250,000
1-Jul	21,097,696
1-Aug	540,000
1-Sep	14,520,800
13-Sep	290,000
16-Sep	75,000
1-Oct	950,000
16-Oct	84,716

2009

1-Jan	10,048,750
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	140,000
29-Apr	350,000
1-Jul	598,771
1-Aug	640,000
1-Sep	14,520,800
13-Sep	330,000
16-Sep	75,000
1-Oct	950,000
16-Oct	84,716

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may Vesting Dates change due to departure of eligible participants prior to vesting)

2010

1-Jan	9,811,250
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
1-Jul	200,000
1-Sep	945,562
13-Sep	280,000
16-Sep	75,000
1-Oct	950,000
16-Oct	72,216

2011

1-Jan	87,500

Purchase, sale or redemption of Own Shares

Other than repurchases by the Company of ordinary shares from employees pursuant to the terms of the 2001 Preference Share Plans, as disclosed in the paragraph (Share Capital) above, the Company has not repurchased, sold or redeemed any additional ordinary shares in 2006.

The number of shares that the Company repurchased on a monthly basis in 2006, pursuant to the terms of the Stock Options Plans, is set forth below.

Month	Number of Ordinary Shares Repurchased	Highest Repurchase Price Per Share (in HK$)	Lowest Repurchase Price Per Share (in HK$)	Aggregate Price Paid (in HK$)
January	0	—	—	—
February	671,500	0.8657	0.1169	195,590.60
March	0	—	—	—
April	630,000	0.8657	0.0390	82,439
May	0	—	—	—
June	0	—	—	—
July	162,500	0.8657	0.0390	113,679
August	0	—	—	—
September	0	—	—	—
October	205,000	0.8657	0.0390	61,730.50
November	0	—	—	—
December	0	—	—	—

Compliance with the Code on Corporate Governance Practices

In November 2004, the HKSE issued its report entitled the “Code on Corporate Governance Practices and Corporate Governance Report”, which subject to a grace period, has taken effect for accounting periods commencing on or after January 1, 2005. The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer such as the Company, are expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Corporate Governance Policy (the “CG Policy”) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. Subject to the above, none of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2006 to December 31, 2006, in compliance with the CG Policy.

Compliance with Model Code on Securities Transactions by Directors

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2006. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

Review by Audit Committee

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended 31 December, 2006.

Annual General Meeting

It is proposed that the Annual General Meeting of the Company will be held on 23 May, 2007. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about 30 April, 2007.

Annual Report

The Annual Report for the year ended 31 December, 2006 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to shareholders of the Company in due course.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

IMPACT ON CERTAIN FINANCIAL STATEMENTS CONTAINED IN THE UNAUDITED QUARTERLY FINANCIAL RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2006

The results of the restatement also affected the previously published unaudited quarterly financials of the Company for the four quarters ended December 31, 2006, which should now be read subject to the audited financial statements of the Company for the year ended December 31, 2006. The total unaudited net loss for four quarters in 2006 was US$40M as compared to the audited net loss of US$44M.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

April 24, 2007

*	For identification only